FOCUS ENERGY TRUST

04045290

SUPPL

September 17, 2004

Securities and Exchange Commission
Judiciary Plaza, 450 – 5th Street N.W.
Washington, D.C. 20549

RECEIVED OCT 0 4 2004 SEC MAIL PROCESSING SECTION WASH. D.C. 179

Dear Sir or Madam:

**Re: Focus Energy Trust ("Focus") and FET Resources Ltd.**
**File No. 82-34761**
**Exemption Pursuant to Rule 12g3-2(b)**

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed are copies of the following documents of Focus:

| | |
|---|---|
| Press Release – Confirmation of Cash Distribution | June 17, 2004 |
| Press Release – Exchange Ratio on Exchangeable Shares | June 30, 2004 |
| Press Release – Q3 Distributions | July 14, 2004 |
| Press Release – Exchange Ratio on Exchangeable Shares | August 3, 2004 |
| Press Release – Q2 2004 Financial & Operating Results | August 12, 2004 |
| Press Release – Confirmation of Cash Distribution | August 13, 2004 |
| MD&A for June 30, 2004 | August 13, 2004 |
| Interim Financial Statements Q2 2004 | August 13, 2004 |
| CEO Certification | August 13, 2004 |
| CFO Certification | August 13, 2004 |
| Press Release – Exchange Ratio on Exchangeable Shares | September 1, 2004 |
| Press Release - Acquisition of Shallow Gas Properties | September 1, 2004 |
| Press Release – Confirmation of Cash Distribution | September 16, 2004 |

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Please contact me at 403-781-8339 if you have any questions relating to this filing.

Yours truly,

**FOCUS ENERGY TRUST**

PROCESSED
OCT 0 5 2004
THOMSON
FINANCIAL

Carol Knudsen
Manager, Human Resources & Investor Relations

Enclosures

FOCUS ENERGY TRUST

## NEWS RELEASE

### FOCUS ENERGY TRUST CONFIRMS CASH DISTRIBUTION FOR JULY 15, 2004

**Calgary, June 17, 2004**— Focus Energy Trust ("Focus") (FET.UN — TSX and FTX — TSX) confirms that the monthly cash distribution in respect of June production of Cdn. $0.15 per trust unit will be paid on July 15, 2004 to unitholders of record on June 30, 2004. The ex-distribution date is June 28, 2004.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders, ensuring financial strength, and sustainability.

For further information, please contact:

Derek W. Evans
President and Chief Executive Officer

or

William D. Ostlund
Vice President Finance and Chief Financial Officer

Focus Energy Trust
3250, 205- 5th Avenue S.W.
Calgary, Alberta
T2P 2V7
Telephone: (403) 781-8409
Telecopier: (403) 781-8408

FOCUS ENERGY TRUST

**For Immediate Release**

**Focus Energy Trust - FET.UN –TSX**
**FET Resources Ltd. - FTX –TSX**

**FET RESOURCES LTD. / FOCUS ENERGY TRUST ANNOUNCES THE INCREASE TO THE FET EXCHANGEABLE SHARE EXCHANGE RATIO EFFECTIVE JULY 15, 2004**

**Calgary, June 30, 2004** — FET Resources Ltd. along with Focus Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of FET Resources Ltd. from 1.22534 to 1.23510. Such increase will be effective on July 15, 2004.

The following are the details on the calculation of the Exchange Ratio:

| Record Date of Focus Energy Trust Distribution | Opening Exchange Ratio | Focus Energy Trust Distribution per Unit | 10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month) | Increase in Exchange Ratio ** | Effective Date of the Increase in Exchange Ratio | Exchange Ratio as of Effective Date |
|---|---|---|---|---|---|---|
| June 30, 2004 | 1.22534 | $0.15 | $15.3675 | 0.00976 | July 15, 2004 | 1.23510 |

** The increase in the Exchange ratio is calculated by dividing the Focus Energy Trust Distribution per Unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 510, 550 – 6th Avenue SW, Calgary, Alberta, T2P 0S2, their telephone number is (403) 233-2801.

For further information please contact:

**Focus Energy Trust**
**FET Resources Ltd.**

Derek Evans, President or
Bill Ostlund, Chief Financial Officer
at 403-781-8409

FOCUS ENERGY TRUST

## NEWS RELEASE

### FOCUS ENERGY TRUST CONTINUES DISTRIBUTIONS OF $0.15 PER UNIT

**Calgary, July 14, 2004** — Focus Energy Trust ("Focus") (FET.UN — TSX and FTX — TSX ) announces today that the Board of Directors of FET Resources Ltd. has set the distribution policy for the third quarter of 2004 to continue monthly distributions of $0.15 per Trust Unit. Further, Focus has declared a distribution of $0.15 per Trust Unit to be paid on August 16, 2004 in respect of July production, for unitholders of record on July 31, 2004. The ex-distribution date is July 28, 2004.

| Record Date | Ex-Distribution Date | Distribution Date | Distribution per Unit |
|---|---|---|---|
| July 31 | July 28 | August 16, 2004 | $0.15 |
| August 31 | August 27 | September 15, 2004 | $0.15 (*) |
| September 30 | September 28 | October 15, 2004 | $0.15 (*) |

(*) Estimated distributions based upon current market outlook and are subject to change.

The Exchangeable Shares of FET Resources Ltd. (FTX — TSX) are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the Exchangeable Shares.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders, ensuring financial strength, and sustainability.

For further information, please contact:

Derek W. Evans
President and Chief Executive Officer

or

William D. Ostlund
Vice President Finance and Chief Financial Officer

Focus Energy Trust 3250, 205- 5th Avenue S.W. Calgary, Alberta T2P 2V7
Telephone: (403) 781-8409 Telecopier: (403) 781-8408

*Forward-Looking Statements – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.*

FOCUS ENERGY TRUST

**For Immediate Release**

**Focus Energy Trust - FET.UN –TSX**
**FET Resources Ltd. - FTX –TSX**

**FET RESOURCES LTD. / FOCUS ENERGY TRUST ANNOUNCES THE INCREASE TO THE FET EXCHANGEABLE SHARE EXCHANGE RATIO EFFECTIVE AUGUST 16, 2004**

**Calgary, August 3, 2004** — FET Resources Ltd. along with Focus Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of FET Resources Ltd. from 1.23510 to 1.24456. Such increase will be effective on August 16, 2004.

The following are the details on the calculation of the Exchange Ratio:

| Record Date of Focus Energy Trust Distribution | Opening Exchange Ratio | Focus Energy Trust Distribution per Unit | 10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month) | Increase in Exchange Ratio ** | Effective Date of the Increase in Exchange Ratio | Exchange Ratio as of Effective Date |
|---|---|---|---|---|---|---|
| July 31, 2004 | 1.23510 | $0.15 | $15.8594 | 0.00946 | August 16, 2004 | 1.24456 |

** The increase in the Exchange ratio is calculated by dividing the Focus Energy Trust Distribution per Unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 510, 550 – 6th Avenue SW, Calgary, Alberta, T2P 0S2, their telephone number is (403) 233-2801.

For further information please contact:

**Focus Energy Trust**
**FET Resources Ltd.**

Derek Evans, President or
Bill Ostlund, Chief Financial Officer
at 403-781-8409

FOCUS ENERGY TRUST

## NEWS RELEASE

# FOCUS ENERGY TRUST ANNOUNCES Q2 2004 FINANCIAL & OPERATING RESULTS

**CALGARY, August 12, 2004** - Focus Energy Trust ("Focus") (FET.UN – TSX and FTX – TSX) today released its consolidated financial and operating results for the three months ended June 30th, 2004.

| (thousands of dollars, except where indicated) | Three Months Ended June 30, 2004 | 2003 (1) | Six Months Ended June 30, 2004 | 2003 (1) |
|---|---|---|---|---|
| **FINANCIAL** | | | | |
| Oil and gas revenues, before royalties | **39,653** | 29,863 | **68,388** | 58,361 |
| Funds flow from operations (2) | **25,961** | 16,764 | **44,400** | 33,475 |
| Per unit (3) | **$ 0.70** | $ 0.57 | **$ 1.28** | $ 1.14 |
| Cash distributions per Trust Unit | | | | |
| Per unit (4) | **$ 0.45** | $ 0.42 | **$ 0.87** | $ 0.825 |
| Payout ratio (per unit basis) | **64%** | 73% | **68%** | 72% |
| Net income | **17,286** | 12,346 | **30,632** | 20,198 |
| Per unit (3) | **$ 0.47** | $ 0.42 | **$ 0.88** | $ 0.69 |
| Capital expenditures & acquisitions | **110,801** | 20,111 | **122,231** | 29,325 |
| Long-term debt plus working capital | **60,690** | 27,545 | **60,690** | 27,545 |
| Total Trust Units - outstanding (000's) (5) | **37,016** | 31,493 | **37,016** | 31,493 |
| Weighted average Total Trust Units (000's) (6) | **36,980** | 29,458 | **34,683** | 29,283 |
| **OPERATIONS** | | | | |
| Average daily production | | | | |
| Crude oil (bbls/d) | **2,027** | 2,361 | **2,075** | 2,402 |
| NGLs (bbls/d) | **703** | 501 | **587** | 486 |
| Natural gas (mcf/d) | **50,913** | 36,815 | **41,408** | 35,494 |
| Barrels of oil equivalent (BOE/d @ 6:1) | **11,215** | 8,997 | **9,563** | 8,804 |
| Average product prices realized (7) | | | | |
| Crude oil (CDN$/bbl) | **$ 40.07** | $ 40.64 | **$ 39.86** | $ 43.27 |
| NGLs (CDN$/bbl) | **$ 39.62** | $ 30.78 | **$ 39.61** | $ 36.48 |
| Natural gas (CDN$/mcf) | **$ 6.41** | $ 5.60 | **$ 6.50** | $ 5.72 |
| Netback per BOE | | | | |
| Revenue (incl. hedging settlements) | **$ 38.85** | $ 35.32 | **$ 39.29** | $ 36.87 |
| Royalties, net of ARTC | **$ (9.45)** | $ (9.65) | **$ (9.76)** | $ (10.94) |
| Production expenses | **$ (2.52)** | $ (3.04) | **$ (3.04)** | $ (3.19) |
| Netback | **$ 26.88** | $ 22.63 | **$ 26.49** | $ 22.73 |
| Wells drilled | | | | |
| Gross | **-** | - | **11** | 9 |
| Net | **-** | - | **6.4** | 3.8 |
| Success rate | | | **91%** | 89% |
| **TRUST UNIT TRADING STATISTICS** | | | | |
| Unit prices (based on daily closing price) | | | | |
| High | **$ 15.95** | $ 12.85 | **$ 15.95** | $ 12.85 |
| Low | **$ 14.60** | $ 10.80 | **$ 12.90** | $ 10.05 |
| Close | **$ 15.50** | $ 12.09 | **$ 15.50** | $ 12.09 |
| Daily average trading volume | **106,869** | 81,199 | **107,787** | 95,658 |

(1) Restated for changes in accounting policies as described in Note 2 of the interim financial statements.

(2) Funds flow from operations ("funds flow" before changes in non-cash working capital) is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAPP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAPP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital.

(3) Based on weighted average Total Trust Units outstanding for the period.

(4) Based on the number of Trust Units outstanding at each cash distribution date.

(5) Total Trust Units being Trust Units and Exchangeable Shares converted at the exchange ratio prevailing at the time. The exchange ratio was 1.22534 at June 30, 2004 and 1.10420 at June 30, 2003.

(6) Weighted average Total Trust Units including Trust Units and Exchangeable Shares converted at the average exchange ratio.

(7) Including settlements for financial instruments.

**Forward-Looking Information** – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that net present value of reserves does not represent fair market value of reserves.

## Highlights

- On April 15, 2004 Focus announced its third increase in monthly distributions since inception, raising monthly distributions to $0.15 per Unit;
- The acquisition of additional production and working interest lands at our Tommy Lakes property in North Eastern British Columbia for $110 million which closed April 1, 2004;
- Average daily production for the second quarter 2004 increased to 11,215 barrels of oil equivalent per day versus first quarter production of 7,911 barrels of oil equivalent per day, as a result of the above acquisition and our successful Tommy Lakes winter drilling program;
- Funds flow from operations in Q2 2004 of $26.0 million versus $16.8 million in Q2 2003 was positively impacted by strong commodity prices and increased volumes;
- For the first six months of 2004 funds from operations were $44.4 million: $27.0 million was distributed to Unitholders; $12.3 million was invested in capital expenditures; $0.4 million was for the reclamation fund; and the balance of $4.7 million was applied to reduce total debt;
- Our initiative to develop low risk drilling opportunities in areas that complement our existing asset base is bearing fruit with 4 wells to be drilled in the Sylvan Lake area in the remaining half of the year.

## Message to Unitholders

We are pleased to present the results of a record-breaking quarter for your Trust. In Q2 we saw the highest production levels and associated cash flow in the history of the Trust, in conjunction with the lowest operating cost per BOE. We continue to be pleased with the production performance of our asset base as well as its' ability to continue to provide us with capital reinvestment opportunities to create value for our Unitholders.

Volumes in the second quarter increased to 11,215 BOE per day versus 8,997 BOE per day in Q2 2003. The increase in volumes is reflective of our recent Tommy Lakes acquisition which was effective April 1, 2004, and flush volumes from this winter's drilling program at Tommy. We continue to watch the new well performance at Tommy which at this juncture mirrors last year's wells.

Commodity prices have remained exceptionally strong in Q2 2004 resulting in an increase in funds flow from operations of $26.0 million versus $16.8 million in Q2 2003. Higher production volumes and gas price realizations were primarily responsible for the cash flow increase. We continue to closely monitor the stability of oil and gas prices at these exceptionally high levels and are taking advantage of opportunities to put in place appropriate price protection.

Operating expenses for the second quarter were $2.52 per BOE versus $3.04 per BOE in Q2 2003. The second quarter is traditionally our lowest operating cost quarter due to the high initial flush production from our Tommy Lakes winter drilling program and spring break-up during which our ability to access wells is severely restricted. We continue to project an average operating cost for the year of $3.40 per BOE.

The second quarter is typically a quiet quarter on the capital front. Spring break-up and the remote nature of the majority of our properties precludes new drilling and service work. During the second quarter we have been actively evaluating acquisition opportunities, generating new drilling ideas, as well as fine tuning our capital program for the remainder of the year. In the third quarter we will be active at Pouce Coupe, drilling 2 wells, and at Sylvan Lake with a 4-well program for the Edmonton Sand. The Sylvan Lake project is a result of an initiative started in Q1 to develop low-risk opportunities using the drill bit in areas that complement our existing asset base.

## Outlook

Industry conditions remain extremely competitive with the acquisition market providing challenges from both a quality and cost perspective. We continue to be patient and disciplined in our assessment of all acquisition opportunities, while placing greater emphasis on the generation of new drilling ideas on our existing land base.

We are excited about our planned activities for the remainder of 2004. Our capital program for the remainder of the year is focused on natural gas development at Pouce Coupe, Sylvan Lake and the preparatory work for our 2004/2005 Tommy Lakes winter program. As always, we will continue to maintain our disciplined approach to capital investment activities and our focus on cost efficiencies.

The Trust is in excellent financial shape, with a low debt to cash flow of 0.7 times, sufficient funds after distributions to fund our capital program, and the financial flexibility to undertake a material acquisition.

I would like to thank all of our Unitholders for their ongoing support and confidence in Focus.

On behalf of the Board,

Derek W. Evans

President and Chief Executive Officer

## Management's Discussion and Analysis

The following is Management's Discussion and Analysis (MD&A) of the operating and financial results of Focus for the three months and six months ended June 30, 2004 compared with the prior year, as well as information and opinions concerning the Trust's future outlook based on currently available information. This discussion is dated August 10, 2004 and should be read in conjunction with the unaudited interim consolidated financial statements for the period ended June 30, 2004, the annual MD&A and the audited consolidated financial statements for the years ended December 31, 2003 and 2002, together with accompanying notes.

Throughout the MD&A, we use the term funds flow from operations ("funds flow" before changes in non-cash working capital). Funds flow is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital.

| **Operations Summary** | **Three Months Ended June 30,** | | **Six Months Ended June 30,** | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| Average daily production | | | | |
| Barrels of oil equivalent (BOE/d @ 6:1) | **11,215** | 8,997 | **9,563** | 8,804 |
| % Natural gas | **76%** | 68% | **72%** | 67% |
| Average product prices realized | | | | |
| Crude oil (CDN$/bbl), before hedging settlements | **$ 49.97** | $ 40.71 | **$ 47.57** | $ 45.62 |
| Financial hedging settlements (CDN$/bbl) | **$ (9.90)** | $ (0.07) | **$ (7.71)** | $ (2.35) |
| NGLs (CDN$/bbl) | **$ 39.62** | $ 30.78 | **$ 36.61** | $ 36.48 |
| NGL price / Crude oil price | **79%** | 76% | **83%** | 80% |
| Natural gas (CDN$/mcf), before hedging settlements | **$ 6.41** | $ 6.37 | **$ 6.50** | $ 7.07 |
| Financial hedging settlements CDN$/mcf) | **$ -** | $ (0.77) | **$ -** | $ (1.35) |
| Reference prices & Focus differential | | | | |
| Crude oil (Edm. Light Price CDN$/bbl) | **$ 50.67** | $ 41.02 | **$ 48.20** | $ 46.00 |
| Differential (CDN$/bbl) | **$ (0.70)** | $ (0.31) | **$ (0.63)** | $ (0.38) |
| Natural gas (AECO daily CDN$/mcf) | **$ 7.00** | $ 6.82 | **$ 6.70** | $ 7.57 |
| Differential (CDN$/mcf) | **$ (0.59)** | $ (0.45) | **$ (0.20)** | $ (0.50) |
| Production revenue ($thousands) | | | | |
| Crude oil, before hedging settlements | **9,243** | 8,747 | **18,038** | 19,839 |
| Financial hedging settlements | **(1,827)** | (16) | **(2,911)** | (1,023) |
| NGLs | **2,535** | 1,403 | **4,237** | 3,210 |
| Natural gas, before hedging settlements | **29,702** | 21,348 | **49,025** | 45,352 |
| Financial hedging settlements | **-** | (2,566) | **-** | (8,631) |
| Mark to market adjustment | **-** | 947 | **-** | (386) |
| | **39,653** | 29,863 | **68,388** | 58,361 |

| Operations Summary (continued) | Three Months Ended June 30, | | Six Months Ended June 30, | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| *Funds flow per BOE* | | | | |
| Revenue (before hedging settlements) | **$ 40.64** | $ 38.47 | **$ 40.96** | $ 42.91 |
| Financial hedging settlements | **(1.79)** | (3.15) | **(1.67)** | (6.06) |
| Revenue (including hedging settlements) | **38.85** | 35.32 | **39.29** | 36.86 |
| Royalties, net of ARTC | **(9.45)** | (9.65) | **(9.76)** | (10.94) |
| Production expenses | **(2.52)** | (3.04) | **(3.04)** | (3.19) |
| Field netback | **26.88** | 22.63 | **26.49** | 22.73 |
| Facility income | **0.69** | 0.76 | **0.92** | 0.93 |
| Interest income | **0.03** | - | **0.04** | 0.03 |
| Technical Services Agreement | **-** | (1.28) | **-** | (1.32) |
| General and administrative, cash portion | **(1.11)** | (0.77) | **(1.00)** | (0.51) |
| Interest and financing and other | **(0.69)** | (0.57) | **(0.57)** | (0.54) |
| Current and large corporations tax | **(0.37)** | (0.29) | **(0.38)** | (0.31) |
| Funds flow from operations | **$ 25.44** | $ 20.48 | **$ 25.51** | $ 21.00 |
| Royalty rate (before hedging settlements) | **23%** | 25% | **24%** | 25% |

**Overall Performance**

Results for the second quarter of 2004 reflect the 42 percent increase in production compared to the first quarter of 2004, and the continuing strength in commodity prices. The production increase is driven by the acquisition at our Tommy Lakes natural gas property and initial flush production at Tommy Lakes resulting from the winter drilling program. As with the prior year, the Trust has its strongest production in the second quarter due to this flush production.

Increased production volumes and strong commodity prices have generated our highest funds flow from operations and net income per quarter since the Trust was established.

Funds flow from operations for the second quarter increased to $26.0 million, or $0.70 per Unit. Compared to the first quarter of 2004, production increased 42 percent with a 3 percent decline in net prices received. Funds flow from operations for the six months ended June 30, 2004 increased to $44.4 million, or $1.28 per Unit, versus $33.5 million, or $1.14 per Unit, for the six months ended June 30, 2003. Compared with the first half of 2003, volume was higher by 9 percent and net revenue per BOE was higher by 7 percent.

Net income for the three months ended June 30, 2004 of $17.3 million was strong due to the production increase and robust commodity prices. For the first half of 2004, net income was $30.6 million, or $0.88 per Unit, compared with $20.2 million, or $0.69 per Unit for the prior year.

The acquisition of additional working interests at our Tommy Lakes property in North Eastern B.C. on April 1, 2004 for approximately $110 million had a significant impact on the results of operations for the second quarter of 2004. From an operations perspective, this acquisition added quality production and reserves at a property that has low production expenses and significant development opportunity. With respect to financing of this transaction, Focus closed an equity offering on March 23, 2004 that had net proceeds after expenses of $70.4 million with the remainder of the purchase price funded through existing bank credit facilities.

**Production**

2004 Q2 compared with 2004 Q1:

- Natural gas production increased 60 percent, associated NGL production increased 50 percent, and oil production declined 4 percent.
- Tommy Lakes production increased from 3,299 BOE per day to 6,752 BOE per day as a result of the acquisition of additional interests on April 1st, 2004 and flush production in the second quarter from the winter drilling program.
- Production weighting towards natural gas increased to 76 percent and associated NGLs represent a further 6 percent. In the second quarter, gas production in B.C. represented 91 percent of gas production.

First half of 2004 compared with first half of 2003:

- The production pattern has been consistent, with significantly higher volumes of natural gas and NGLs in the second quarter compared to the first quarter as a result of the winter drilling program at Tommy Lakes.
- A significant increase in production occurred as a result of the 2004 acquisition at Tommy Lakes, and the acquisitions in 2003 at Lanaway and Loon Lake.
- Production rates at Kotcho have been reduced to manage reservoir drawdown.
- The majority of our oil properties have experienced natural declines in production rates.

**Pricing and Price Risk Management**

The net price realized by Focus for natural gas in the second quarter of 2004 was $6.41 per mcf, compared with $6.65 per mcf for the first quarter of 2004 and $5.67 per mcf for the second quarter of 2003. There were no settlements of financial instruments for natural gas in the first or second quarters of 2004. Price protection for the quarter was achieved through the use of forward physical sales contracts. The net price reported for the three months ended June 30, 2004 is net of approximately $3.5 million for deductions to the delivery point for transportation and liquids recovery processing on the British Columbia and Alberta systems. This net price realized on natural gas sales is the result of specific markets being delivered to, deductions to the delivery point for transportation and liquids recovery processing, the heat content of the natural gas, and physical delivery contract terms.

The net realized price for the second quarter of 2004 of $6.41 per mcf is $0.59 lower than the AECO reference price of $7.00 per mcf. This negative differential for the second quarter of 2004 results from the forward physical sales contracts for natural gas being lower than the AECO reference price. During the second quarter, 45 percent of natural gas production was sold under forward physical sales contracts with an average price of $6.42 per mcf. These contracts are set out in Note 9 of the interim financial statements for the three months ended June 30, 2004. Generally, Focus has a negative differential on natural gas of approximately $0.35 to $0.40 per mcf versus the AECO reference price resulting from the deductions to the delivery point for transportation and liquids recovery processing in British Columbia being only partially offset by the higher heat content of the natural gas.

The price realized by Focus for crude oil in the second quarter of 2004, after settlement of financial hedges, was $40.07 per barrel. The hedging cost of $1.8 million, or $9.90 per barrel, for the period is a result of strong oil prices. For the comparable period in 2003, the price realized was $40.64 per barrel, including a hedging cost of $0.07 per barrel.

A full description of the outstanding financial instruments and physical sales contracts, and their estimated mark to market values, is contained in Notes 8 and 9 of the interim financial statements.

The Trust currently has fixed price physical delivery contracts that provide price protection for the remaining six months of 2004 on an average 21,700 mcf per day of natural gas production at a reference price of CDN$6.92 per mcf. These contracts represent approximately 48 percent of estimated natural gas production for the remaining six months of 2004. In addition, there are fixed price physical delivery contracts for 2005 for approximately 18,600 mcf per day at a reference price of CDN$8.03 per mcf.

With respect to crude oil and natural gas liquids production, fixed price swaps represent 1,400 bbls per day with a reference price of CDN$37.51 per barrel for the remaining six months of 2004. These fixed price swaps represent approximately 50 percent of estimated crude oil and natural gas liquids production for the remaining six months of 2004. In addition, there are fixed price swap contracts for the first quarter of 2005 for 800 barrels per day at a reference price of CDN$49.56 per barrel.

**Production Revenue**

Production revenue for three months ended June 30, 2004 was $39.7 million, comprised 75 percent of natural gas sales, 19 percent of crude oil sales, and 6 percent from sales of natural gas liquids. The increased weighting on natural gas and natural gas liquids will generally continue with the development programs primarily targeting natural gas opportunities.

Revenue for the second quarter of 2004 is significantly higher than the first quarter of 2004 or the second quarter of 2003, due to the higher production volumes and continuing strength in commodity prices in 2004.

**Production Expenses**

| | 2004 | | 2003 | | | | 2002 | |
|---|---|---|---|---|---|---|---|---|
| | **Q2** | **QI** | Q4 | Q3 | Q2 | QI | Q4 | Q3 |
| Production expenses per BOE | **$2.52** | **$3.78** | $3.70 | $3.51 | $3.04 | $3.36 | $3.05 | $3.19 |

(1) Production expenses for the second quarter were $2.52 per BOE compared with $3.78 per BOE for the first quarter of 2004. This pattern of production expenses being higher in the first quarter and significantly lower in the second quarter is consistent with the nature of our operations and the results of 2003. Our main natural gas properties are in winter-only access areas of British Columbia, and production expenses per BOE are the highest in the first and fourth quarters when these properties are accessible for maintenance and the restocking of supplies.

(2) The acquisition on April 1, 2004 of additional working interests at Tommy Lakes further reduced the average production expenses per BOE as this property has low production expenses per BOE.

(3) Average production expenses for 2004 are forecast to be $3.40 per BOE.

**Technical Services Agreement**

Our Technical Services Agreement with Storm Energy Ltd. expired on June 30, 2003. Through that arrangement, we received services in respect of the operation of the assets and associated administrative services. Services previously provided under the agreement are now performed by employees of the Trust.

**General and Administrative Expenses**

| (thousands) | Three Months Ended June 30, 2004 | Three Months Ended June 30, 2003 | Six Months Ended June 30, 2004 | Six Months Ended June 30, 2003 |
|---|---|---|---|---|
| Cash G&A expenses [1] | **$ 1,451** | $ 853 | **$ 2,715** | $ 1,510 |
| Overhead recoveries | **(315)** | (221) | **(980)** | (704) |
| Total cash G&A expenses | **1,136** | 632 | **1,735** | 806 |
| Non-cash G&A expense [2] | **352** | 241 | **597** | 473 |
| Trust Unit Rights Plan expense [3] | **54** | 9 | **97** | 13 |
| Net G&A reported | **$ 1,542** | $ 882 | **$ 2,430** | $ 1,292 |
| | | | | |
| Cash based G&A per BOE | **$ 1.11** | $ 0.77 | **$ 1.00** | $ 0.51 |
| Net reported G&A per BOE | **$ 1.51** | $ 1.08 | **$ 1.40** | $ 0.81 |

(1) Amounts paid for the Technical Services Agreement in the first half of 2003 are reported separately on the Consolidated Statements of Income and Accumulated Income, and not included as part of general and administrative expenses. The Technical Services Agreement expired June 30, 2003.

(2) Gross general and administrative expenses for the first two quarters of 2004 include $1.2 million associated with the Executive Bonus Plan (2003 - $0.9 million). Half of this amount is settled through the issuance of Units from treasury at a price equal to the last five trading days of the month for which the bonus relates.

(3) Trust Unit Rights Plan compensation expense is calculated using the fair value method adopted in 2003 and represents a non-cash charge. Details of this compensation expense are contained in Note 7 of the notes to interim financial statements. Adoption of the new accounting policy requires retroactive restatement of prior periods, and accordingly, general and administrative expenses for the six months ended June, 2003 have been restated to include $12,848.

Net general and administrative expense in the second quarter of 2004 was $1.5 million, or $1.51 per BOE, compared with $0.9 million, or $1.23 per BOE, in the first quarter of 2004. This increase of $0.6 million results from $0.4 million reduction in overhead recoveries and a $0.2 million increase in general and administrative expenses. As operator, capital recoveries are based on a percentage of the total capital

program managed. We operate the majority of our capital programs during the winter season. As such, almost all of the capital recoveries occur in the winter months. The increase in general and administrative expenses reflects the activities of Focus to continue to strengthen the organization and its ability to develop internal development opportunities.

Cash based general and administrative expense was $1.11 per BOE for the second quarter and is $1.00 per BOE for the six months ended June 30, 2004.

Increased general and administrative expenses in 2004 result from increased staff levels and office expenses corresponding to the expiry of the Technical Services Agreement on June 30, 2003, and strengthening the technical group as part of the organic growth initiatives and expanded operations.

### Interest and Financing Expenses

Interest and financing expenses increased to $0.7 million in the second quarter of 2004 compared with $0.3 million for the first quarter of 2004 as a result of the acquisition which closed on April 1, 2004. The acquisition was partially funded with long-term debt, and long-term debt at June 30, 2004 was $62.6 million. At March 31, 2004 the Trust had no long-term debt. The increase in interest and financing expenses is directly related to this funding for the acquisition.

### Depletion and Depreciation

The depletion and depreciation rate for the three months ended June 30, 2004 was $8.47 per BOE compared to the rate of $8.09 per BOE for the first quarter of 2004. There was an additional $156,979 of depletion relating to the adoption of the policy relating to asset retirement obligations. The depletion and depreciation rate was re-determined at June 30, 2004 to reflect the acquisition on April 1, 2004. This compares with a rate of $7.62 per BOE for the first half of 2003.

### Asset Retirement Obligation

In the first quarter of 2004, we adopted the CICA new section 3110, Asset Retirement Obligations. This new standard requires that companies recognize the liability associated with future site reclamation costs in the financial statements at the time when the liability is incurred. This liability is initially measured at fair value and subsequently adjusted for the accretion of the discount amount and any changes in the underlying cash flows. The asset retirement cost is capitalized to the related asset and amortized into earnings over time. The impact of the adoption of this new accounting policy is described in Notes 2 and 4 of the interim financial statements.

### Income and Other Taxes

| | **Three Months Ended June 30,** | | **Six Months Ended June 30,** | |
|---|---|---|---|---|
| (thousands) | **2004** | 2003 | **2004** | 2003 |
| Future income tax (recovery) | **$ (578)** | $ (1,420) | **$ (1,832)** | $ (300) |
| Current and large corporations tax | **375** | 237 | **665** | 492 |
| Income and other taxes | **$ (203)** | $ (1,183) | **$ (1,167)** | $ 192 |

For the second quarter of 2004, a future income tax recovery of $0.6 million was included in income compared to a future income tax recovery of $1.2 million for the first quarter of 2004. The recovery of future income tax reported in 2004 and in the second quarter of 2003 is the result of two factors. There has been a reduction of corporate income tax rates and distributions to Unitholders transfers taxable income from the Trust to individual Unitholders.

### Capital Expenditures

Capital expenditures in the second quarter of 2004 were limited to $0.9 million. These expenditures primarily relate to the completion of the winter drilling program at Tommy Lakes and the completion and tie-in of an additional well at Loon Lake.

For the six months ended June 30, 2004 total capital expenditures were $12.3 million excluding the amount recorded for asset retirement obligations. Eighty-one percent was spent for the Tommy Lakes winter program, 12 percent for development work at Loon Lake, and 7 percent in other areas. As with 2003, the majority of our 2004 capital program is conducted at Tommy Lakes which is only accessible during the winter months.

For the six months ended June 30, 2004 total expenditures on acquisitions were $109.9 million, excluding the associated amounts recorded for asset retirement obligations and future income tax. Acquisition expenditures for 2004 principally relate to the Tommy Lakes acquisition.

Capital expenditures for the remainder of 2004 will concentrate on further development at the Pouce Coupe, Sylvan Lake and Loon Lake properties in Alberta, and the development program for Tommy Lakes next winter.

### Liquidity and Capital Resources

As at June 30, 2004 Focus has working capital of $1.9 million compared with working capital deficit of $3.3 million at December 31, 2003. The change in working capital is due to the completion of the winter development program which created a large balance in accounts payable and accrued liabilities at December 31, 2003.

Long-term debt at June 30, 2004 was $62.6 million compared with $21.3 million at December 31, 2003. The increase in long-term debt results from the acquisition on April 1, 2004. Focus had a $100 million revolving syndicated credit facility among four financial institutions and a $10 million operating facility at June 30, 2004. The credit facility revolves until May 26, 2005.

Long-term debt less working capital changed from net debt of $24.6 million at December 31, 2003 to $60.7 million at June 30, 2004. This change of $36.1 million during this period primarily resulted from the following factors.

- The acquisition on April 1, 2004 for approximately $110 million was financed with the issuance of Trust Units for net proceeds of $70.4 million and $39.6 million from bank credit facilities.
- During the first six months of 2004, funds flow from operations was $44.4 million, with $27 million paid for distributions to Unitholders, $12.3 million for capital expenditures, $0.4 million for the reclamation fund and $4.7 million as debt repayment.

Focus plans to finance its program for development drilling and enhancement of production through a combination of investing approximately 25% of funds flow and debt. Capital expenditures, including acquisitions, above this level will be financed through a combination of cash flow, debt and equity by issuing Units from treasury.

| **Capitalization Table**<br>($thousands except per Unit amounts) | **June 30, 2004** | December 31, 2003 |
|---|---|---|
| Long term debt | **62,614** | 21,337 |
| Less: Working capital deficiency (working capital) | **(1,924)** | 3,304 |
| Net debt (working capital) | **60,690** | 24,641 |
| Units outstanding and issuable for Exchangeable Shares | **37,016** | 31,822 |
| Market price | **$ 15.50** | $ 15.00 |
| Market capitalization | **573,748** | 477,330 |
| Total capitalization | **634,438** | 501,971 |
| Net debt as a percentage of total capitalization | **9.6%** | 4.9% |
| Annualized funds flow (1) | **89,043** | 65,808 |
| Net debt to funds flow (1) | **0.7** | 0.4 |

*(i) June 30, 2004 is based on the funds flow of the Trust for the 182-day period.*

**2004 Cash Distributions**

| Ex-Distribution Date | Record Date | Distribution Payment Date | Distribution per Unit |
|---|---|---|---|
| January 28, 2004 | January 31, 2004 | February 16, 2004 | $0.14 |
| February 25, 2004 | February 28, 2004 | March 15, 2004 | $0.14 |
| March 29, 2004 | March 31, 2004 | April 15, 2004 | $0.14 |
| April 28, 2004 | April 30, 2004 | May 17, 2004 | $0.15 |
| May 27, 2004 | May 31, 2004 | June 15, 2004 | $0.15 |
| June 28, 2004 | June 30, 2004 | July 15, 2004 | $0.15 |
| July 28, 2004 | July 31, 2004 | August 16, 2004 | $0.15 |
| August 27, 2004 | August 31, 2004 | September 15, 2004 | $0.15(*) |
| September 28, 2004 | September 30, 2004 | October 15, 2004 | $0.15(*) |

*(*) estimated*

Focus distributed $0.87 per Unit with respect of January to June 2004 production. On July 14th, 2004 Focus announced a distribution policy to continue monthly distributions at $0.15 per Unit for the third quarter of 2004. Cash distributions of the Trust are essentially taxed to the Unitholders as ordinary income.

The Exchangeable Shares of FET Resources Ltd. are convertible into Trust Units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the Trust Units. Cash distributions are not paid on the Exchangeable Shares and the cash flow related to the Exchangeable Shares is retained by the Trust for reduction of debt or for additional capital expenditures.

| **Payout Ratio**<br>For the Three Months Ended June 30, 2004 | **Three Months Ended June 30, 2004** | Six Months Ended June 30, 2004 |
|---|---|---|
| Funds flow from operations (thousands) | **$25,961** | $44,400 |
| Funds flow from operations per Unit (weighted average Total Trust Units, including Exchangeable Shares converted at the average exchange ratio) | **$ 0.70** | $ 1.28 |
| Distributions per Unit | **$ 0.45** | $ 0.87 |
| Payout ratio - per Unit basis | **64%** | 68% |
| Cash distributions paid to Unitholders; Exchangeable Shares do not receive cash distributions (thousands) | **$15,008** | $26,999 |
| Payout ratio - dollar basis | **57%** | 61% |

### Contractual Obligations and Commitments

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

During the second quarter of 2004 the Trust has entered into the following contractual obligations and commitments in addition to those set out in the Interim Report of March 31, 2004:

- An increase in transportation and processing obligations of $5.5 million for natural gas production in British Columbia. The increase is principally in the timeframe of 2009 and thereafter.
- An increase in estimated asset retirement obligations of $0.9 million associated with the acquisition of additional interests at Tommy Lakes, as described in Note 3 of the interim financial statements. The increase is principally in the timeframe of 2009 and thereafter.

### Off Balance Sheet Arrangements

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or general

and administrative expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as at June 30, 2004.

Focus has not entered into any guarantee or off balance sheet arrangements other than in the normal course of operations.

**Critical Accounting Estimates**

Focus' financial and operating results incorporate certain estimates including:

1. estimated revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and expenses have not yet been received;
2. estimated capital expenditures on projects that are in progress;
3. estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future, estimated future salvage values, and estimated future capital costs;
4. estimated fair values of derivative contracts and physical sales contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates; and
5. estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures.

The Trust has hired individuals and consultants who have the skill sets to make such estimates and ensures that the individuals and departments with the most knowledge of an activity are responsible for the estimates. Past estimates are reviewed and compared to actual results in order to make more informed decisions on future estimates. The management team's mandate includes ongoing development of procedures, standards and systems to allow the Trust to make the best estimates possible.

**Assessment of Business Risks**

Refer to the "Assessment of Business Risks" section of the Trust's 2003 Annual Report MD&A for a detailed assessment.

**Outlook**

Refer to the "Outlook" section of the Trust's 2003 Annual Report MD&A for a detailed description. Focus is substantially on track to meet the expectations set out at that time.

**Summary of Quarterly Results**

The following table provides a summary of results for each of the last eight quarters. Significant factors and trends which have impacted these results include:

- Revenue and royalties are directly related to fluctuations in the underlying commodity prices and the extent to which price protection has been achieved through financial hedges and forward physical sales contracts.
- Focus operates the majority of its capital programs during the winter season. As such, the majority of the capital expenditures and associated overhead recoveries occur in the winter months. The winter drilling programs have resulted in increased production, which is strongest in the second quarter due to the initial flush production from the new wells.
- Our main natural gas properties are in winter-only access areas of British Columbia, and production expenses per BOE are the highest in the first and fourth quarters when these properties are accessible for maintenance and the restocking of supplies. The weighting of production towards natural gas has increased, and natural gas production generally has lower production expenses on a per BOE basis.
- Focus has completed major acquisitions at Loon Lake in June 2003 and Tommy Lakes in April 2004. With each of the major acquisitions there has been the issuance of equity from treasury and use of existing bank credit facilities.

- Focus was created in August 2002 and has continually been developing its organization with the addition of professional and technical staff.

## Summary of Quarterly Results

| | 2004 | | 2003 | | | | 2002 | |
|---|---|---|---|---|---|---|---|---|
| (thousands of dollars, except as indicated) | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 | Q4 | Q3 (1) |
| **FINANCIAL** | | | | | | | | |
| Oil and gas revenues, before royalties | 39,653 | 28,735 | 26,732 | 26,740 | 29,863 | 28,498 | 24,423 | 8,908 |
| Funds flow from operations | 25,961 | 18,438 | 17,129 | 15,200 | 16,764 | 16,715 | 14,184 | 4,818 |
| Per unit - basic | $ 0.70 | $ 0.57 | $ 0.54 | $ 0.48 | $ 0.57 | $ 0.57 | $ 0.49 | $ 0.17 |
| Cash distributions per Trust Unit | $ 0.45 | $ 0.42 | $ 0.42 | $ 0.42 | $ 0.42 | $ 0.41 | $ 0.33 | $ 0.11 |
| Net income | 17,286 | 13,346 | 10,456 | 10,608 | 12,449 | 7,960 | 8,738 | 1,422 |
| Per unit - basic | $ 0.47 | $ 0.41 | $ 0.33 | $ 0.34 | $ 0.42 | $ 0.27 | $ 0.30 | $ 0.05 |
| Capital expenditures | 857 | 11,445 | 4,750 | 2,796 | 50 | 9,214 | 3,666 | 481 |
| Acquisition expenditures , net | 109,945 | (15) | 142 | 13 | 20,062 | - | 605 | - |
| Long-term debt plus working capital | 60,690 | (39,893) | 23,611 | 23,650 | 27,545 | 38,767 | 36,534 | 38,076 |
| Total Units - outstanding (000's) | 37,016 | 36,923 | 31,822 | 31,667 | 31,493 | 29,180 | 28,966 | 28,736 |
| **OPERATIONS** | | | | | | | | |
| Average daily production | | | | | | | | |
| Crude oil (bbls/d) | 2,027 | 2,122 | 2,278 | 2,336 | 2,361 | 2,444 | 2,469 | 2,608 |
| NGLs (bbls/d) | 703 | 472 | 460 | 508 | 501 | 471 | 464 | 441 |
| Natural gas (mcf/d) | 50,913 | 31,902 | 32,476 | 33,593 | 36,815 | 34,158 | 32,911 | 26,101 |
| BOE (BOE/d @ 6:1) | 11,215 | 7,911 | 8,151 | 8,443 | 8,997 | 8,608 | 8,419 | 7,400 |

(1) Only includes operations of Focus Energy Trust which commenced operations on August 23, 2002.

## Focus Energy Trust

## Consolidated Balance Sheets

| | June 30, 2004 (unaudited) | December 31, 2003 (Restated – Note 2) |
|---|---|---|
| **ASSETS** | | |
| **Current assets** | | |
| Cash and cash equivalents | $ 35,712 | $ - |
| Accounts receivable | 19,404,369 | 20,043,512 |
| Prepaid expenses and deposits | 1,467,004 | 1,092,559 |
| | 20,907,085 | 21,136,071 |
| **Petroleum and natural gas properties and equipment** | 284,208,544 | 174,974,307 |
| **Reclamation fund** | 1,421,729 | 1,030,000 |
| | $306,537,358 | $197,140,378 |
| **LIABILITIES** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | $ 13,855,028 | $ 20,515,765 |
| Cash distributions payable | 5,128,441 | 3,924,783 |
| | 18,983,469 | 24,440,548 |
| **Long term debt** [note 5] | 62,613,563 | 21,336,532 |
| **Asset retirement obligation** [note 4] | 8,718,432 | 7,442,069 |
| **Future income taxes** | 40,486,424 | 41,686,533 |
| | 130,801,888 | 94,905,682 |
| **UNITHOLDERS' EQUITY** | | |
| Unitholders' capital [note 6] | 135,542,646 | 63,267,421 |
| Exchangeable shares [note 6] | 3,860,557 | 5,160,995 |
| Contributed surplus [note 7] | 342,461 | 245,524 |
| Accumulated income | 116,293,054 | 85,661,322 |
| Accumulated cash distributions | (80,303,248) | (52,100,566) |
| | 175,735,470 | 102,234,696 |
| | $306,537,358 | $197,140,378 |

*See Notes to Consolidated Financial Statements*

Approval on behalf of the Board:

STUART G. CLARK
*Director*

GERALD A. ROMANZIN
*Director*

## Focus Energy Trust

### Consolidated Statements of Income and Accumulated Income (unaudited)

| | Three Months Ended, June 30, | | Six Months Ended, June 30, | |
|---|---|---|---|---|
| | **2004** | 2003 (Restated – Note 2) | **2004** | 2003 (Restated – Note 2) |
| **Revenue** | | | | |
| Production revenue | **$ 39,653,177** | $ 29,863,058 | **$ 68,387,981** | $ 58,360,672 |
| Royalties | **(9,769,924)** | (7,991,305) | **(17,223,754)** | (17,603,135) |
| Alberta Royalty Tax Credit | **125,346** | 91,403 | **237,248** | 163,820 |
| Facility income | **706,552** | 621,853 | **1,607,904** | 1,476,378 |
| Interest income | **32,554** | 2,417 | **71,518** | 44,291 |
| | **30,747,705** | 22,587,426 | **53,080,897** | 42,442,026 |
| **Expenses** | | | | |
| Production | **2,573,534** | 2,489,116 | **5,293,461** | 5,089,593 |
| Technical Services Agreement | **-** | 1,050,000 | **-** | 2,100,000 |
| General and administrative | **1,541,790** | 882,458 | **2,429,605** | 1,292,175 |
| Interest and financing | **702,266** | 468,562 | **988,033** | 864,749 |
| Depletion and depreciation | **8,684,873** | 6,429,166 | **14,610,593** | 12,494,752 |
| Accretion of asset retirement obligation | **162,768** | 105,019 | **294,837** | 210,039 |
| | **13,665,231** | 11,424,321 | **23,616,529** | 22,051,308 |
| **Income before income and other taxes** | **17,082,474** | 11,163,106 | **29,464,368** | 20,390,719 |
| **Income and other taxes** | | | | |
| Future income tax expense (reduction) | **(578,000)** | (1,420,065) | **(1,832,000)** | (299,962) |
| Current and large corporations tax | **374,889** | 236,867 | **(664,636)** | 492,195 |
| | **(203,111)** | (1,183,198) | **1,167,364** | 192,233 |
| **Net income for the period** | **17,285,585** | 12,346,304 | **30,631,732** | 20,198,486 |
| **Accumulated income, beginning of period** | | | | |
| As previously reported | **99,007,469** | 44,215,320 | **85,820,667** | 44,348,355 |
| Retroactive adjustment for changes in accounting policies | | | **(159,345)** | (133,035) |
| As restated | | | **85,661,322** | 44,215,320 |
| **Accumulated income, end of period** | **$116,293,054** | $ 56,561,624 | **$116,293,054** | $ 64,413,806 |
| | | | | |
| **Net income per Unit** [note 10] | | | | |
| Basic and diluted | **$ 0.47** | $ 0.42 | **$ 0.88** | $ 0.69 |

## Focus Energy Trust

## Consolidated Statements of Cash Flows (unaudited)

| | Three Months Ended, June 30, | | Six Months Ended, June 30, | |
|---|---|---|---|---|
| | **2004** | 2003 (Restated – Note 2) | **2004** | 2003 (Restated – Note 2) |
| **Operating activities** | | | | |
| Net income for the period | **$ 17,285,585** | $ 12,346,304 | **$ 30,631,732** | $ 20,198,486 |
| Add non-cash items: | | | | |
| Non-cash general and administrative expenses | **405,883** | 250,303 | **694,405** | 486,130 |
| *Unrealized loss on commodity contract* | - | (946,576) | - | 385,562 |
| Depletion and depreciation | **8,684,873** | 6,429,166 | **14,610,593** | 12,494,752 |
| Accretion on asset retirement obligation | **162,768** | 105,019 | **294,837** | 210,039 |
| *Future income tax expense* | **(578,000)** | (1,420,065) | **(1,832,000)** | (299,962) |
| **Funds flow from operations** | **25,961,109** | 16,764,150 | **44,399,567** | 33,475,006 |
| Net change in non-cash working capital items | **(287,626)** | (9,524,549) | **(7,523,899)** | 580,768 |
| | **25,673,483** | 7,239,601 | **36,875,668** | 34,055,774 |
| **Financing activities** | | | | |
| Proceeds from issue of Trust Units (net of costs) | - | 23,839,500 | **70,400,000** | 23,839,500 |
| Proceeds from exercise of unit appreciation rights | - | - | **84,650** | - |
| Increase (decrease) in long term debt | **62,613,563** | 4,750,000 | **41,277,031** | (17,801,000) |
| Cash distributions | **(15,008,039)** | (9,801,911) | **(26,999,024)** | (18,591,009) |
| | **47,605,524** | 18,787,589 | **84,762,657** | (12,552,509) |
| **Investing activities** | | | | |
| Capital asset expenditures | **(856,899)** | (49,779) | **(12,302,274)** | (9,263,788) |
| Acquisition expenditures | **(98,944,599)** | (22,020,187) | **(109,929,139)** | (22,020,187) |
| Proceeds on disposal of capital assets | - | 1,958,669 | - | 1,958,669 |
| Reclamation fund contributions | **(381,092)** | (1,000) | **(391,729)** | (201,000) |
| Net change in non-cash working capital items | **(1,090,066)** | (858,966) | **1,020,529** | (1,619,589) |
| | **(101,272,656)** | (20,971,263) | **(121,602,613)** | (31,145,895) |
| **Increase in cash and cash equivalents during the period** | **(27,993,649)** | 5,055,927 | **35,712** | (9,642,630) |
| *Cash and cash equivalents, beginning of period* | **28,029,361** | 6,477 | - | 14,705,034 |
| **Cash and cash equivalents, end of period** | **$ 35,712** | $ 5,062,404 | **$ 35,712** | $ 5,062,404 |

## 1. SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements of Focus Energy Trust include the accounts of Focus Energy Trust (the "Trust"), its wholly-owned subsidiaries FET Resources Ltd. (the "Company") and FET Gas Production Ltd. and Focus B.C. Trust, and its share of two partnerships.

These interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). Other than the changes in accounting policy described below, these interim financial statements follow the same accounting policies as described on pages 45 to 55 of the Trust's 2003 annual report. The note disclosure requirements for annual financial statements provide additional disclosure that is not required for interim financial statements. Accordingly, these interim financial statements should be read in conjunction with the financial statements included in the 2003 Annual Report.

## 2. CHANGES IN ACCOUNTING POLICIES

### a) Petroleum and Natural Gas Properties and Equipment

Petroleum and natural gas assets are evaluated in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre. Effective January 1, 2004, the Trust adopted the new accounting standard relating to full cost accounting. The adoption of this new policy on January 1, 2004 resulted in no write-down to the carrying value of petroleum and natural gas assets.

The new guideline impacts the cost impairment test or ceiling test. The cost impairment test is a two stage test. The first stage of the test determines if the cost pool has been impaired. Impairment occurs when the carrying amount of an asset is not recoverable and exceeds its fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows from proved reserves plus unproved costs using management's best estimate of future prices. The second stage of the test involves measurement of the impairment. The impairment is measured as the amount by which the carrying amount of capitalized assets exceeds the future discounted cash flows from proved plus probable reserves. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

Prior to January 1, 2004 the ceiling test amount was the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved properties and the cost of major development projects less estimated future costs for administration, financing, site restoration and income taxes. The cash flows were estimated using period-end prices and costs.

The impairment test was calculated using the consultant's average prices at January 1 for the years 2004 to 2008 as follows:

| Consultant's Price Forecasts | 2004 | 2005 | 2006 | 2007 | 2008 |
|---|---|---|---|---|---|
| Crude Oil - WTI ($U.S. / bbl) | $ 30.00 | $ 27.50 | $ 25.50 | $ 25.00 | $ 25.50 |
| Natural Gas AECO ($CDN / MMBTU) | $ 6.00 | $ 5.31 | $ 4.83 | $ 4.87 | $ 4.92 |

### b) Asset Retirement Obligation

The Trust has adopted the asset retirement obligation method of recording the future cost associated with removal, site restoration and asset retirement costs. The fair value of the liability for the Trust's asset retirement obligation is recorded in the period in which it is incurred, discounted to its present value using the Trust's credit adjusted risk-free interest rate and the corresponding amount recognized by increasing the carrying amount of property, plant and equipment. The asset recorded is depleted on a unit of production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period.

Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

Previously, the Trust recognized a provision for estimated future removal and site restoration costs calculated on the unit-of-production method over the remaining proved reserves.

The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

| Balance Sheets | December 31, 2003 | December 31, 2002 |
|---|---|---|
| Petroleum and natural gas properties and equipment increased for historic asset retirement costs | $4,069,393 | $3,693,241 |
| Record new asset retirement obligation | $7,442,069 | $6,001,112 |
| Reverse historic provision for future site restoration | (3,083,021) | (2,082,388) |
| Adjust future income taxes | (130,310) | (92,448) |
| Adjust accumulated income | (159,345) | (133,035) |
| Increase in Liabilities and Unitholders' Equity | $4,069,393 | $3,693,241 |

| Statements of Income | Three-month period ended June 30, 2004 | Six-month period ended June 30, 2004 | Year-ended December 31, 2003 |
|---|---|---|---|
| Accretion expense | $(162,768) | $(294,837) | $(420,078) |
| Depletion and depreciation on asset retirement costs | (156,979) | (190,313) | (644,727) |
| Less: Amortization of estimated future removal and site restoration liability under previous policy | 683,805 | 1,166,129 | 1,000,633 |
| Net income impact of new policy, before tax | $ 364,058 | $ 680,979 | $ (64,172) |
| Basic and diluted net earnings per share before tax | $ 0.01 | $ 0.02 | $ (0.00) |

**c) Financial Derivatives**

Effective January 1, 2004 the Trust has implemented the new accounting guideline relating to Hedging Relationships. The new policy addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes the conditions for applying or discontinuing hedge accounting. Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to continue accrual hedge accounting.

The hedges in effect at December 31, 2003 and June 30, 2004 met the criteria of effective hedges.

## 3. ACQUISITION

On April 1, 2004 the Trust acquired the Tommy Lakes Partnership, which owns interests in the natural gas producing area of Tommy Lakes, B.C. The Tommy Lakes Partnership is owned 99% by Focus B.C. Trust and 1% by FET Resources Ltd., both of which are wholly owned subsidiaries of Focus Energy Trust. This acquisition was accounted for using the purchase method, with results of operations included from the date of acquisition. The purchase price recorded of $111,581,554 includes $877,109 for asset retirement obligations and $631,891 for future income taxes. The future income tax recorded for this transaction only relates to the 1% ownership by FET Resources Ltd., and no future income tax has been recorded with respect to the interest owned by Focus B.C. Trust.

## 4. ASSET RETIREMENT OBLIGATION

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $23.8 million which will be incurred between 2004 and 2019. The majority of the costs will be incurred after 2015. A credit-adjusted risk-free rate of 7 percent and an inflation rate of 1.5 percent were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below:

| | June 30, 2004 | December 31, 2003 |
|---|---|---|
| Balance, beginning of period | $ 7,442,069 | $ 6,001,112 |
| Accretion expense | 294,837 | 420,078 |
| Liabilities incurred | 981,526 | 1,041,430 |
| Liabilities disposed | | (20,551) |
| Balance, end of period | $ 8,718,432 | $ 7,442,069 |

## 5. LONG-TERM DEBT

As at June 30, 2004 the Trust had a $100 million revolving syndicated credit facility among four financial institutions with an extendible 364-day revolving period and a one-year amortization period. In addition, the Trust had a $10 million demand operating line of credit. The credit facilities are secured by a floating charge debenture covering all of the assets of the Trust and a general security agreement.

Advances bear interest at the bank's prime rate, bankers' acceptance rates plus stamping fees, or U.S. libor rates plus applicable margins depending on the form of borrowing by the Trust. Stamping fees and margins vary from zero percent to 1.50 percent dependent upon financial statement ratios and type of borrowing.

The credit facility will revolve until May 26, 2005, whereupon it may be renewed for a further 364-day term subject to review by the lenders. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of 5 percent and the remaining 85 percent at the end of the term.

## 6. UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

An unlimited number of Trust Units may be issued pursuant to the Trust Indenture. Each Trust Unit entitles the holder to one vote at any meeting of the Unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets in the event of termination or winding up of the Trust. The Trust Units are redeemable at the option of the Unitholder up to a maximum of $250,000 per annum. This limitation may be waived at the discretion of the Trust.

| **Trust Units of Focus Energy Trust (including conversion of Exchangeable Shares)** | Number of Units | | Consideration | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Trust Units outstanding *(see (a) below)* | 34,189,604 | 26,017,434 | $135,634,508 | $60,266,571 |
| Trust Units issuable on conversion of Exchangeable Shares (i) *(see (b) below)* | 2,826,596 | 5,475,080 | 3,768,695 | 8,136,636 |
| Balance as at June 30 | 37,016,200 | 31,492,514 | $139,403,203 | $68,303,207 |

*i. The exchange ratio at June 30, 2004 was 1.22534 (June 30, 2003 - 1.10420) Trust Units for each Exchangeable Share.*

| (a) Trust Units of Focus Energy Trust | Number of Units 2004 | 2003 | Consideration 2004 | 2003 |
|---|---|---|---|---|
| Balance as at January 1 | 28,034,233 | 22,804,905 | $ 63,267,421 | $33,908,902 |
| Issued on conversion of Exchangeable Shares (i) | 1,111,684 | 1,071,214 | 1,392,300 | 1,491,743 |
| Issued pursuant to the Executive Bonus Plan (ii) | 33,687 | 41,315 | 490,137 | 445,969 |
| Issued for cash (iii) | | 2,100,000 | | 25,410,000 |
| Issued for cash (iv) | 5,000,000 | | 74,500,000 | |
| Trust Unit Issue Expenses | | | (4,100,000) | (990,043) |
| Exercise of Unit Appreciation Rights | 10,000 | | 84,650 | - |
| Balance as at June 30 | 34,189,604 | 26,017,434 | $135,634,508 | $60,266,571 |

i. *Issued on conversion of Exchangeable Shares to Trust Units with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged*

ii. *Pursuant to the Executive Bonus Plan, 50% of all amounts due under such plan are payable through the issuance of Trust Units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates*

iii. *Issued for cash June 25, 2003 pursuant to a Short Form Prospectus dated June 17, 2003*

iv. *Issued for cash March 23, 2004 pursuant to a Short Form Prospectus dated March 15, 2004*

| (b) Exchangeable Shares of FET Resources Ltd. | Number of Shares 2004 | 2003 | Consideration 2004 | 2003 |
|---|---|---|---|---|
| Balance as at January 1 | 3,245,650 | 5,694,335 | $5,160,995 | $9,628,379 |
| Exchanged for Trust Units(i) | (938,865) | (1,005,922) | (1,392,300) | (1,491,743) |
| Balance as at June 30 | 2,306,785 | 4,958,413 | $3,768,695 | $8,136,636 |

i. *Cancellation on conversion to Trust Units with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged*

The Exchangeable shares of FET Resources Ltd. are convertible at any time into Trust Units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the Trust Units divided by the ten day weighted average Unit price preceding the record date. During the period of January 1 to June 30, 2004, a total of 938,865 Exchangeable Shares were converted into 1,111,684 Trust Units at exchange ratios prevailing at the time. At June 30, 2004, the exchange ratio was 1.22534 Trust Units for each Exchangeable Share. Cash distributions are not paid on the Exchangeable Shares. On the tenth anniversary of the issuance of the Exchangeable Shares, subject to extension of such date by the Board of Directors of the Company, the Exchangeable Shares will be redeemed for Trust Units at a price equal to the value of that number of Trust Units based on the exchange ratio as at the last business day prior to the redemption date. The Exchangeable Shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

## 7. TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to 1,500,000 rights. To June 30, 2004 a total of 30,500 Units had been issued under the Plan, and 1,469,500 Units are reserved for issuance under the Plan.

The initial exercise price of rights granted under the Plan is equal to the weighted average of the closing price of the Trust Units on the immediately preceding five trading days. The exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per Unit basis, made by the Trust after the grant date which represents a return of more than 0.833% of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the

entire amount of the distribution is deducted from the grant price. The rights have a life of five years and vest equally over a four-year period commencing on the first anniversary of the grant.

| | Number of Rights | Weighted Average Exercise Price |
|---|---|---|
| Balance as at January 1, 2004 | 665,500 | $ 9.74 |
| Granted | 153,000 | 14.93 |
| Exercised | (10,000) | 8.47 |
| Before reduction of exercise price | 808,500 | 10.74 |
| Reduction of exercise price | - | (0.81) |
| Balance as at June 30, 2004 | 808,500 | $ 9.93 |

- The average exercise price at the grant date is $11.81.
- The average contractual life of the rights outstanding is 3.85 years.
- The number of rights exercisable at June 30, 2004 is 61,000.

The Trust prospectively adopted the fair value method in 2003 for rights granted subsequent to January 1, 2003. The fair value of rights is estimated using a modified Black Scholes option pricing model.

The Trust has recorded non-cash compensation expense and contributed surplus of $96,937 for the six months ended June 30, 2004. The Trust recorded non-cash compensation expense and contributed surplus of $245,524 for the year ended December 31, 2003. Adoption of the new accounting policy requires retroactive restatement of prior periods, and accordingly, the net income for the six months ended June 30, 2003 has been restated to include general and administrative expenses of $12,848.

## 8. FINANCIAL INSTRUMENTS

The following financial contracts were outstanding at the date of writing. The fair market value of the contracts outstanding at June 30, 2004, which have no book value, was a cost of $2,981,972.

| **Financial Contracts** | Daily Quantity | Contract Price | | Price Index | Term |
|---|---|---|---|---|---|
| Crude oil – fixed price | 500 bbls | $ 41.80 | Cdn | WTI | September 2003 – August 2004 |
| | 900 bbls | $ 35.63 | Cdn | WTI | September 2003 – December 2004 |
| | 500 bbls | $ 43.49 | Cdn | WTI | September 2004 – December 2004 |
| | 400 bbls | $ 49.61 | Cdn | WTI | January 2005 – December 2005 |
| | 400 bbls | $ 49.40 | Cdn | WTI | January 2005 – December 2005 * |

*Contract entered into subsequent to June 30, 2004

## 9. PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at the date of writing. The fair market value of these contracts at June 30, 2004, which have no book value, was a cost of $3,504,311.

| **Physical Contracts** | Daily Quantity | Contract Price | | Delivery Point | Term |
|---|---|---|---|---|---|
| Natural gas – fixed price | 5,000 GJ | $6.11 | Cdn | Stn.2, B.C. | November 2003 – October 2004 |
| | 6,000 GJ | $5.20 | Cdn | Stn.2, B.C. | April 2004 – October 2004 |
| | 7,000 GJ | $5.13 | Cdn | Stn.2, B.C. | April 2004 – October 2004 |
| | 6,000 GJ | $5.68 | Cdn | Stn.2, B.C. | April 2004–October 2004 (excl. Aug.) |
| | 5,000 GJ | $6.47 | Cdn | Stn.2, B.C. | November 2004 – March 2005 |
| | 4,000 GJ | $6.23 | Cdn | Stn.2, B.C. | May 2004 – October 2004 |
| | 5,000 GJ | $6.86 | Cdn | Stn.2, B.C. | November 2004 – March 2005 |

| | | | | |
|---|---|---|---|---|
| 6,000 GJ | $7.71 | Cdn | Stn.2, B.C. | November 2004 – March 2005 |
| 5,275 GJ | $7.00 | Cdn | Sumas, B.C. | November 2004 – October 2005 * |

* Contract entered into subsequent to June 30, 2004

## 10. PER UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per Unit calculations are based on the weighted average number of Trust Units. Diluted calculations include additional Trust Units for the dilutive impact of rights outstanding pursuant to the Rights Plan.

Basic per Unit calculations for the six month period ending June 30 are based on the weighted average number of Trust Units outstanding in 2004 of 34,682,982 (2003 of 29,282,784) which includes outstanding Exchangeable Shares converted at the average exchange ratio.

Basic per Unit calculations for the three month period ending June 30 are based on the weighted average number of Trust Units outstanding in 2004 of 36,980,272 (2003 of 29,457,912) which includes outstanding Exchangeable Shares converted at the average exchange ratio.

Diluted calculations include additional Trust Units for the dilutive impact of the Rights Plan in 2004 of 251,808 for the quarter ended June 30, 2004 (2003 of 95,169) and 272,622 for the six months ended June 30, 2004 (2003 of 76,069). There were no adjustments to net income in calculating dilutive per Unit amounts.

Supplementary cash flow information for the six months ended June 30:

| | 2004 | 2003 |
|---|---|---|
| Interest paid | $ 883,036 | $ 399,370 |
| Interest received | 95,645 | 42,716 |
| Taxes paid | 547,984 | 623,315 |
| Cash distributions paid | $26,999,024 | $18,591,009 |

***Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to Unitholders, and ensuring financial strength and sustainability.***

***Focus Energy Trust Units trade on the TSX under the symbol FET.UN, and the Exchangeable Shares of FET Resources Ltd. trade on the TSX under the symbol FTX.***

**For further information, please contact:**


**Derek W. Evans**
**President and Chief Executive Officer**

or

**Bill Ostlund**
**Vice President Finance and Chief Financial Officer**

**Focus Energy Trust**
**3250, 205- 5th Avenue S.W.**
**Calgary, Alberta**
**T2P 2V7**
**Telephone: (403) 781-8409**
**Telecopier: (403) 781-8408**

FOCUS ENERGY TRUST

## NEWS RELEASE

## FOCUS ENERGY TRUST CONFIRMS CASH DISTRIBUTION FOR SEPTEMBER 15, 2004

**Calgary, August 13, 2004**— Focus Energy Trust ("Focus") (FET.UN — TSX and FTX — TSX) confirms that the monthly cash distribution in respect of August production of Cdn. $0.15 per trust unit will be paid on September 15, 2004 to unitholders of record on August 31, 2004. The ex-distribution date is August 27, 2004.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders, ensuring financial strength, and sustainability.

For further information, please contact:

Derek W. Evans
President and Chief Executive Officer

or

William D. Ostlund
Vice President Finance and Chief Financial Officer

Focus Energy Trust
3250, 205- 5th Avenue S.W.
Calgary, Alberta
T2P 2V7
Telephone: (403) 781-8409
Telecopier: (403) 781-8408

# Management's Discussion and Analysis

The following is Management's Discussion and Analysis (MD&A) of the operating and financial results of Focus for the three months and six months ended June 30, 2004 compared with the prior year, as well as information and opinions concerning the Trust's future outlook based on currently available information. This discussion is dated August 10, 2004 and should be read in conjunction with the unaudited interim consolidated financial statements for the period ended June 30, 2004, the annual MD&A and the audited consolidated financial statements for the years ended December 31, 2003 and 2002, together with accompanying notes.

Throughout the MD&A, we use the term funds flow from operations ("funds flow" before changes in non-cash working capital). Funds flow is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital.

| **Operations Summary** | **Three Months Ended June 30,** | | **Six Months Ended June 30,** | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| Average daily production | | | | |
| Barrels of oil equivalent (BOE/d @ 6:1) | **11,215** | 8,997 | **9,563** | 8,804 |
| % Natural gas | **76%** | 68% | **72%** | 67% |
| Average product prices realized | | | | |
| Crude oil (CDN$/bbl), before hedging settlements | **$ 49.97** | $ 40.71 | **$ 47.57** | $ 45.62 |
| Financial hedging settlements (CDN$/bbl) | **$ (9.90)** | $ (0.07) | **$ (7.71)** | $ (2.35) |
| NGLs (CDN$/bbl) | **$ 39.62** | $ 30.78 | **$ 36.61** | $ 36.48 |
| NGL price / Crude oil price | **79%** | 76% | **83%** | 80% |
| Natural gas (CDN$/mcf), before hedging settlements | **$ 6.41** | $ 6.37 | **$ 6.50** | $ 7.07 |
| Financial hedging settlements CDN$/mcf) | **$ –** | $ (0.77) | **$ –** | $ (1.35) |
| Reference prices & Focus differential | | | | |
| Crude oil (Edm. Light Price CDN$/bbl) | **$ 50.67** | $ 41.02 | **$ 48.20** | $ 46.00 |
| Differential (CDN$/bbl) | **$ (0.70)** | $ (0.31) | **$ (0.63)** | $ (0.38) |
| Natural gas (AECO daily CDN$/mcf) | **$ 7.00** | $ 6.82 | **$ 6.70** | $ 7.57 |
| Differential (CDN$/mcf) | **$ (0.59)** | $ (0.45) | **$ (0.20)** | $ (0.50) |
| Production revenue ($thousands) | | | | |
| Crude oil, before hedging settlements | **9,243** | 8,747 | **18,038** | 19,839 |
| Financial hedging settlements | **(1,827)** | (16) | **(2,911)** | (1,023) |
| NGLs | **2,535** | 1,403 | **4,237** | 3,210 |
| Natural gas, before hedging settlements | **29,702** | 21,348 | **49,025** | 45,352 |
| Financial hedging settlements | **–** | (2,566) | **–** | (8,631) |
| Mark to market adjustment | **–** | 947 | **–** | (386) |
| | **39,653** | 29,863 | **68,388** | 58,361 |

| **Operations Summary (Continued)** | Three Months Ended June 30, 2004 | Three Months Ended June 30, 2003 | Six Months Ended June 30, 2004 | Six Months Ended June 30, 2003 |
|---|---|---|---|---|
| Funds flow per BOE | | | | |
| Revenue (before hedging settlements) | $ 40.64 | $ 38.47 | $ 40.96 | $ 42.91 |
| Financial hedging settlements | (1.79) | (3.15) | (1.67) | (6.06) |
| Revenue (including hedging settlements) | 38.85 | 35.32 | 39.29 | 36.86 |
| Royalties, net of ARTC | (9.45) | (9.65) | (9.76) | (10.94) |
| Production expenses | (2.52) | (3.04) | (3.04) | (3.19) |
| Field netback | 26.88 | 22.63 | 26.49 | 22.73 |
| Facility income | 0.69 | 0.76 | 0.92 | 0.93 |
| Interest income | 0.03 | – | 0.04 | 0.03 |
| Technical Services Agreement | – | (1.28) | – | (1.32) |
| General and administrative, cash portion | (1.11) | (0.77) | (1.00) | (0.51) |
| Interest and financing and other | (0.69) | (0.57) | (0.57) | (0.54) |
| Current and large corporations tax | (0.37) | (0.29) | (0.38) | (0.31) |
| Funds flow from Operations | $ 25.44 | $ 20.48 | $ 25.51 | $ 21.00 |
| Royalty rate (before hedging settlements) | 23% | 25% | 24% | 25% |

## Overall Performance

Results for the second quarter of 2004 reflect the 42 percent increase in production compared to the first quarter of 2004, and the continuing strength in commodity prices. The production increase is driven by the acquisition at our Tommy Lakes natural gas property and initial flush production at Tommy Lakes resulting from the winter drilling program. As with the prior year, the Trust has its strongest production in the second quarter due to this flush production.

Increased production volumes and strong commodity prices have generated our highest funds flow from operations and net income per quarter since the Trust was established.

Funds flow from operations for the second quarter increased to $26.0 million, or $0.70 per Unit. Compared to the first quarter of 2004, production increased 42 percent with a 3 percent decline in net prices received. Funds flow from operations for the six months ended June 30, 2004 increased to $44.4 million, or $1.28 per Unit, versus $33.5 million, or $1.14 per Unit, for the six months ended June 30, 2003. Compared with the first half of 2003, volume was higher by 9 percent and net revenue per BOE was higher by 7 percent.

Net income for the three months ended June 30, 2004 of $17.3 million was strong due to the production increase and robust commodity prices. For the first half of 2004, net income was $30.6 million, or $0.88 per Unit, compared with $20.2 million, or $0.69 per Unit for the prior year.

The acquisition of additional working interests at our Tommy Lakes property in North Eastern B.C. on April 1, 2004 for approximately $110 million had a significant impact on the results of operations for the second quarter of 2004. From an operations perspective, this acquisition added quality production and reserves at a property that has low production expenses and significant development opportunity. With respect to financing of this transaction, Focus closed an equity offering on March 23, 2004 that had net proceeds after expenses of $70.4 million with the remainder of the purchase price funded through existing bank credit facilities.

2004 Q2 compared with 2004 Q1:

- Natural gas production increased 60 percent, associated NGL production increased 50 percent, and oil production declined 4 percent.
- Tommy Lakes production increased from 3,299 BOE per day to 6,752 BOE per day as a result of the acquisition of additional interests on April 1st, 2004 and flush production in the second quarter from the winter drilling program.
- Production weighting towards natural gas increased to 76 percent and associated NGLs represent a further 6 percent. In the second quarter, gas production in B.C. represented 91 percent of gas production.

First half of 2004 compared with first half of 2003:

- The production pattern has been consistent, with significantly higher volumes of natural gas and NGLs in the second quarter compared to the first quarter as a result of the winter drilling program at Tommy Lakes.
- A significant increase in production occurred as a result of the 2004 acquisition at Tommy Lakes, and the acquisitions in 2003 at Lanaway and Loon Lake.
- Production rates at Kotcho have been reduced to manage reservoir drawdown.
- The majority of our oil properties have experienced natural declines in production rates.

## Pricing and Price Risk Management

The net price realized by Focus for natural gas in the second quarter of 2004 was $6.41 per mcf, compared with $6.65 per mcf for the first quarter of 2004 and $5.67 per mcf for the second quarter of 2003. There were no settlements of financial instruments for natural gas in the first or second quarters of 2004. Price protection for the quarter was achieved through the use of forward physical sales contracts. The net price reported for the three months ended June 30, 2004 is net of approximately $3.5 million for deductions to the delivery point for transportation and liquids recovery processing on the British Columbia and Alberta systems. This net price realized on natural gas sales is the result of specific markets being delivered to, deductions to the delivery point for transportation and liquids recovery processing, the heat content of the natural gas, and physical delivery contract terms.

The net realized price for the second quarter of 2004 of $6.41 per mcf is $0.59 lower than the AECO reference price of $7.00 per mcf. This negative differential for the second quarter of 2004 results from the forward physical sales contracts for natural gas being lower than the AECO reference price. During the second quarter, 45 percent of natural gas production was sold under forward physical sales contracts with an average price of $6.42 per mcf. These contracts were set out in Note 9 of the interim consolidated financial statements for the three months ended June 30, 2004. Generally, Focus has a negative differential on natural gas of approximately $0.35 to $0.40 per mcf versus the AECO reference price resulting from the deductions to the delivery point for transportation and liquids recovery processing in British Columbia being only partially offset by the higher heat content of the natural gas.

The price realized by Focus for crude oil in the second quarter of 2004, after settlement of financial hedges, was $40.07 per barrel. The hedging cost of $1.8 million, or $9.90 per barrel, for the period is a result of strong oil prices. For the comparable period in 2003, the price realized was $40.64 per barrel, including a hedging cost of $0.07 per barrel.

A full description of the outstanding financial instruments and physical sales contracts, and their estimated mark to market values, is contained in Notes 8 and 9 of the interim consolidated financial statements.

The Trust currently has fixed price physical delivery contracts that provide price protection for the remaining six months of 2004 on an average 21,700 mcf per day of natural gas production at a reference price of CDN$6.92 per mcf. These contracts represent approximately 48 percent of estimated natural gas production for the remaining six months of 2004. In addition, there are fixed price physical delivery contracts for 2005 for approximately 18,600 mcf per day at a reference price of CDN$8.03 per mcf.

With respect to crude oil and natural gas liquids production, fixed price swaps represent 1,400 bbls per day with a reference price of CDN$37.51 per barrel for the remaining six months of 2004. These fixed price swaps represent approximately 50 percent of estimated crude oil and natural gas liquids production for the remaining six months of 2004. In addition, there are fixed price swap contracts for the first quarter of 2005 for 800 barrels per day at a reference price of CDN$49.56 per barrel.

## Production Revenue

Production revenue for three months ended June 30, 2004 was $39.7 million, comprised 75 percent of natural gas sales, 19 percent of crude oil sales, and 6 percent from sales of natural gas liquids. The increased weighting on natural gas and natural gas liquids will generally continue with the development programs primarily targeting natural gas opportunities.

Revenue for the second quarter of 2004 is significantly higher than the first quarter of 2004 or the second quarter of 2003, due to the higher production volumes and continuing strength in commodity prices in 2004.

## Production Expenses

| | 2004 | | 2003 | | | | 2002 | |
|---|---|---|---|---|---|---|---|---|
| | **Q2** | **Q1** | Q4 | Q3 | Q2 | Q1 | Q4 | Q3 |
| Production expenses per BOE | **$2.52** | **$3.78** | $3.70 | $3.51 | $3.04 | $3.36 | $3.05 | $3.19 |

(1) Production expenses for the second quarter were $2.52 per BOE compared with $3.78 per BOE for the first quarter of 2004. This pattern of production expenses being higher in the first quarter and significantly lower in the second quarter is consistent with the nature of our operations and the results of 2003. Our main natural gas properties are in winter-only access areas of British Columbia, and production expenses per BOE are the highest in the first and fourth quarters when these properties are accessible for maintenance and the restocking of supplies.

(2) The acquisition on April 1, 2004 of additional working interests at Tommy Lakes further reduced the average production expenses per BOE as this property has low production expenses per BOE.

(3) Average production expenses for 2004 are forecast to be $3.40 per BOE.

## Technical Services Agreement

Our Technical Services Agreement with Storm Energy Ltd. expired on June 30, 2003. Through that arrangement, we received services in respect of the operation of the assets and associated administrative services. Services previously provided under the agreement are now performed by employees of the Trust.

## General and Administrative Expenses

| (thousands) | Three Months Ended June 30, 2004 | 2003 | Six Months Ended June 30, 2004 | 2003 |
|---|---|---|---|---|
| Cash G&A expenses (1) | $ 1,451 | $ 853 | $ 2,715 | $ 1,510 |
| Overhead recoveries | (315) | (221) | (980) | (704) |
| Total cash G&A expenses | 1,136 | 632 | 1,735 | 806 |
| Non-cash G&A expense (2) | 352 | 241 | 597 | 473 |
| Trust Unit Rights Plan expense (3) | 54 | 9 | 97 | 13 |
| Net G&A reported | $ 1,542 | $ 882 | $ 2,430 | $ 1,292 |
| Cash based G&A per BOE | $ 1.11 | $ 0.77 | $ 1.00 | $0.51 |
| Net reported G&A per BOE | $ 1.51 | $ 1.08 | $ 1.40 | $ 0.81 |

(1) Amounts paid for the Technical Services Agreement in the first half of 2003 are reported separately on the Consolidated Statements of Income and Accumulated Income, and not included as part of general and administrative expenses. The Technical Services Agreement expired June 30, 2003.

(2) Gross general and administrative expenses for the first two quarters of 2004 include $1.2 million associated with the Executive Bonus Plan (2003 - $0.9 million). Half of this amount is settled through the issuance of Units from treasury at a price equal to the last five trading days of the month for which the bonus relates.

(3) Trust Unit Rights Plan compensation expense is calculated using the fair value method adopted in 2003 and represents a non-cash charge. Details of this compensation expense are contained in Note 7 of the notes to unaudited interim consolidated financial statements. Adoption of the new accounting policy requires retroactive restatement of prior periods, and accordingly, general and administrative expenses for the six months ended June, 2003 have been restated to include $12,848.

Net general and administrative expense in the second quarter of 2004 was $1.5 million, or $1.51 per BOE, compared with $0.9 million, or $1.23 per BOE, in the first quarter of 2004. This increase of $0.6 million results from $0.4 million reduction in overhead recoveries and a $0.2 million increase in general and administrative expenses. As operator, capital recoveries are based on a percentage of the total capital program managed. We operate the majority of our capital programs during the winter season. As such, almost all of the capital recoveries occur in the winter months. The increase in general and administrative expenses reflects the activities of Focus to continue to strengthen the organization and its ability to develop internal development opportunities.

Cash based general and administrative expense was $1.11 per BOE for the second quarter and is $1.00 per BOE for the six months ended June 30, 2004.

Increased general and administrative expenses in 2004 result from increased staff levels and office expenses corresponding to the expiry of the Technical Services Agreement on June 30, 2003, and strengthening the technical group as part of the organic growth initiatives and expanded operations.

## Interest and Financing Expenses

Interest and financing expenses increased to $0.7 million in the second quarter of 2004 compared with $0.3 million for the first quarter of 2004 as a result of the acquisition which closed on April 1, 2004. The acquisition was partially funded with long-term debt, and long-term debt at June 30, 2004 was $62.6 million. At March 31, 2004 the Trust had no long-term debt. The increase in interest and financing expenses is directly related to this funding for the acquisition.

## Depletion and Depreciation

The depletion and depreciation rate for the three months ended June 30, 2004 was $8.47 per BOE compared to the rate of $8.09 per BOE for the first quarter of 2004. There was an additional $156,979 of depletion relating to the adoption of the policy relating to asset retirement obligations. The depletion and depreciation rate was re-determined at June 30, 2004 to reflect the acquisition on April 1, 2004. This compares with a rate of $7.62 per BOE for the first half of 2003.

## Asset Retirement Obligation

In the first quarter of 2004, we adopted the CICA new section 3110, Asset Retirement Obligations. This new standard requires that companies recognize the liability associated with future site reclamation costs in the financial statements at the time when the liability is incurred. This liability is initially measured at fair value and subsequently adjusted for the accretion of the discount amount and any changes in the underlying cash flows. The asset retirement cost is capitalized to the related asset and amortized into earnings over time. The impact of the adoption of this new accounting policy is described in Notes 2 and 4 of the interim consolidated financial statements.

## Income and Other Taxes

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
|---|---|---|---|---|
| (thousands) | **2004** | 2003 | **2004** | 2000 |
| Future income tax (recovery) | **$ (578)** | $ (1,420) | **$ (1,832)** | $ (300) |
| Current and large corporations tax | **375** | 237 | **665** | 492 |
| Income and other taxes | **$ (203)** | $ (1,183) | **$ (1,167)** | $ 192 |

For the second quarter of 2004, a future income tax recovery of $0.6 million was included in income compared to a future income tax recovery of $1.2 million for the first quarter of 2004. The recovery of future income tax reported in 2004 and in the second quarter of 2003 is the result of two factors. There has been a reduction of corporate income tax rates and distributions to Unitholders transfers taxable income from the Trust to individual Unitholders.

## Capital Expenditures

Capital expenditures in the second quarter of 2004 were limited to $0.9 million. These expenditures primarily relate to the completion of the winter drilling program at Tommy Lakes and the completion and tie-in of an additional well at Loon Lake.

For the six months ended June 30, 2004 total capital expenditures were $12.3 million excluding the amount recorded for asset retirement obligations. Eighty-one percent was spent for the Tommy Lakes winter program, 12 percent for development work at Loon Lake, and 7 percent in other areas. As with 2003, the majority of our 2004 capital program is conducted at Tommy Lakes which is only accessible during the winter months.

For the six months ended June 30, 2004 total expenditures on acquisitions were $109.9 million, excluding the associated amounts recorded for asset retirement obligations and future income tax. Acquisition expenditures for 2004 principally relate to the Tommy Lakes acquisition.

Capital expenditures for the remainder of 2004 will concentrate on further development at the Pouce Coupe, Sylvan Lake and Loon Lake properties in Alberta, and the development program for Tommy Lakes next winter.

## Liquidity and Capital Resources

As at June 30, 2004 Focus has working capital of $1.9 million compared with working capital deficit of $3.3 million at December 31, 2003. The change in working capital is due to the completion of the winter development program which created a large balance in accounts payable and accrued liabilities at December 31, 2003.

Long-term debt at June 30, 2004 was $62.6 million compared with $21.3 million at December 31, 2003. The increase in long-term debt results from the acquisition on April 1, 2004. Focus had a $100 million revolving syndicated credit facility among four financial institutions and a $10 million operating facility at June 30, 2004. The credit facility revolves until May 26, 2005.

Long-term debt less working capital changed from net debt of $24.6 million at December 31, 2003 to $60.7 million at June 30, 2004. This change of $36.1 million during this period primarily resulted from the following factors.

- The acquisition on April 1, 2004 for approximately $110 million was financed with the issuance of Trust Units for net proceeds of $70.4 million and $39.6 million from bank credit facilities.
- During the first six months of 2004, funds flow from operations was $44.4 million, with $27 million paid for distributions to Unitholders, $12.3 million for capital expenditures, $0.4 million for the reclamation fund and $4.7 million as debt repayment.

Focus plans to finance its program for development drilling and enhancement of production through a combination of investing approximately 25% of funds flow and debt. Capital expenditures, including acquisitions, above this level will be financed through a combination of cash flow, debt and equity by issuing Units from treasury.

| **Capitalization Table** ($thousands except per unit amounts) | **June 30, 2004** | December 31, 2003 |
|---|---|---|
| Long term debt | **62,614** | 21,337 |
| Less: Working capital deficiency (working capital) | **(1,924)** | 3,304 |
| Net debt (working capital) | **(60,690)** | 24,641 |
| Units outstanding and issuable for Exchangeable Shares | **37,016** | 31,822 |
| Market price | **$ 15.50** | $ 15.00 |
| Market capitalization | **573,748** | 477,330 |
| Total capitalization | **634,438** | 501,971 |
| Net debt as a percentage of total capitalization | **9.6%** | 4.9% |
| Annualized funds flow (i) | **89,043** | 65,808 |
| Net debt to funds flow (i) | **0.7** | 0.4 |

(i) June 30, 2004 is based on the funds flow of the Trust for the 182-day period.

## 2004 Cash Distributions

| Ex-Distribution Date | Record Date | Distribution Payment Date | Distribution per Unit |
|---|---|---|---|
| January 28, 2004 | January 31, 2004 | February 16, 2004 | $ 0.14 |
| February 25, 2004 | February 28, 2004 | March 15, 2004 | $ 0.14 |
| March 29, 2004 | March 31, 2004 | April 15, 2004 | $ 0.14 |
| April 28, 2004 | April 30, 2004 | May 17, 2004 | $ 0.15 |
| May 27, 2004 | May 31, 2004 | June 15, 2004 | $ 0.15 |
| June 28, 2004 | June 30, 2004 | July 15, 2004 | $ 0.15 |
| July 28, 2004 | July 31, 2004 | August 16, 2004 | $ 0.15 |
| August 27, 2004 | August 31, 2004 | September 15, 2004 | $ 0.15(*) |
| September 28, 2004 | September 30, 2004 | October 15, 2004 | $ 0.15(*) |

(*) estimated

Focus distributed $0.87 per Unit with respect of January to June 2004 production. On July 14th, 2004 Focus announced a distribution policy to continue monthly distributions at $0.15 per Unit for the third quarter of 2004. Cash distributions of the Trust are essentially taxed to the Unitholders as ordinary income.

The Exchangeable Shares of FET Resources Ltd. are convertible into Trust Units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the Trust Units. Cash distributions are not paid on the Exchangeable Shares and the cash flow related to the Exchangeable Shares is retained by the Trust for reduction of debt or for additional capital expenditures.

| **Payout Ratio**<br>For the Three Months Ended June 30, 2004 | **Three Months Ended June 30, 2004** | Six Months Ended June 30, 2004 |
|---|---|---|
| Funds flow from operations (thousands) | $ 25,961 | $ 44,400 |
| Funds flow from operations per Unit (weighted average Total Trust Units, including Exchangeable Shares converted at the average exchange ratio) | $ 0.70 | $ 1.28 |
| Distributions per Unit | $ 0.45 | $ 0.87 |
| Payout ratio - per Unit basis | 64% | 68% |
| Cash distributions paid to Unitholders; Exchangeable Shares do not receive cash distributions (thousands) | $ 15,008 | $ 26,999 |
| Payout ratio - dollar basis | 57% | 61% |

## Contractual Obligations and Commitments

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

During the second quarter of 2004 the Trust has entered into the following contractual obligations and commitments in addition to those set out in the Interim Report of March 31, 2004:

- An increase in transportation and processing obligations of $5.5 million for the natural gas production in British Columbia. The increase in principally in the timeframe of 2009 and thereafter.

- An increase in estimated asset retirement obligations of $0.9 million associated with the acquisition of additional interests at Tommy Lakes, as described in Note 3 of the unaudited interim financial statements. The increase is principally in the timeframe of 2009 and thereafter.

## Off Balance Sheet Arrangements

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or general and administrative expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as at June 30, 2004.

Focus has not entered into any guarantee or off balance sheet arrangements other than in the normal course of operations.

## Critical Accounting Estimates

Focus' financial and operating results incorporate certain estimates including:

1. estimated revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and expenses have not yet been received;
2. estimated capital expenditures on projects that are in progress;
3. estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future, estimated future salvage values, and estimated future capital costs;
4. estimated fair values of derivative contracts and physical sales contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates; and
5. estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures.

The Trust has hired individuals and consultants who have the skill sets to make such estimates and ensures that the individuals and departments with the most knowledge of an activity are responsible for the estimates. Past estimates are reviewed and compared to actual results in order to make more informed decisions on future estimates. The management team's mandate includes ongoing development of procedures, standards and systems to allow the Trust to make the best estimates possible.

## Assessment of Business Risks

Refer to the "Assessment of Business Risks" section of the Trust's 2003 Annual Report MD&A for a detailed assessment.

## Outlook

Refer to the "Outlook" section of the Trust's 2003 Annual Report MD&A for a detailed description. Focus is substantially on track to meet the expectations set out at that time.

## Summary of Quarterly Results

The following table provides a summary of results for each of the last eight quarters. Significant factors and trends which have impacted these results include:

- Revenue and royalties are directly related to fluctuations in the underlying commodity prices and the extent to which price protection has been achieved through financial hedges and forward physical sales contracts.
- Focus operates the majority of its capital programs during the winter season. As such, the majority of the capital expenditures and associated overhead recoveries occur in the winter months. The winter drilling programs have resulted in increased production, which is strongest in the second quarter due to the initial flush production from the new wells.
- Our main natural gas properties are in winter-only access areas of British Columbia, and production expenses per BOE are the highest in the first and fourth quarters when these properties are accessible for maintenance and the restocking of supplies. The weighting of production towards natural gas has increased, and natural gas production generally has lower production expenses on a per BOE basis.
- Focus has completed major acquisitions at Loon Lake in June 2003 and Tommy Lakes in April 2004. With each of the major acquisitions there has been the issuance of equity from treasury and use of existing bank credit facilities.
- Focus was created in August 2002 and has continually been developing its organization with the addition of professional and technical staff.

Summary of Quarterly Results

| (thousands of dollars, except as indicated) | 2004 Q2 | 2004 Q1 | 2003 Q4 | 2003 Q3 | 2003 Q2 | 2003 Q1 | 2002 Q4 | 2002 Q3[1] |
|---|---|---|---|---|---|---|---|---|
| **FINANCIAL** | | | | | | | | |
| Oil and gas revenues, before royalties | 39,653 | 28,735 | 26,732 | 26,740 | 29,863 | 28,498 | 24,423 | 8,908 |
| Funds flow from operations | 25,961 | 18,438 | 17,129 | 15,200 | 16,764 | 16,715 | 14,184 | 4,818 |
| Per unit - basic | $ 0.70 | $ 0.57 | $ 0.54 | $ 0.48 | $ 0.57 | $ 0.57 | $ 0.49 | $ 0.17 |
| Cash distributions per Trust Unit | $ 0.45 | $ 0.42 | $ 0.42 | $ 0.42 | $ 0.42 | $ 0.41 | $ 0.33 | $ 0.11 |
| Net income | 17,286 | 13,346 | 10,456 | 10,608 | 12,449 | 7,960 | 8,738 | 1,422 |
| Per unit - basic | $ 0.47 | $ 0.41 | $ 0.33 | $ 0.34 | $ 0.42 | $ 0.27 | $ 0.30 | $ 0.05 |
| Capital expenditures | 857 | 11,445 | 4,750 | 2,796 | 50 | 9,214 | 3,666 | 481 |
| Acquisition expenditures, net | 109,945 | (15) | 142 | 13 | 20,062 | – | 605 | – |
| Long-term debt plus working capital | 60,690 | (39,893) | 23,611 | 23,650 | 27,545 | 38,767 | 36,534 | 38,076 |
| Total Units - outstanding (000's) | 37,016 | 36,923 | 31,822 | 31,667 | 31,493 | 29,180 | 28,966 | 28,736 |
| **OPERATIONS** | | | | | | | | |
| Average daily production | | | | | | | | |
| Crude oil (bbls/d) | 2,027 | 2,122 | 2,278 | 2,336 | 2,361 | 2,444 | 2,469 | 2,608 |
| NGLs (bbls/d) | 703 | 472 | 460 | 508 | 501 | 471 | 464 | 441 |
| Natural gas (mcf/d) | 50,913 | 31,902 | 32,476 | 33,593 | 36,815 | 34,158 | 32,911 | 26,101 |
| BOE (BOE/d @ 6:1) | 11,215 | 7,911 | 8,151 | 8,443 | 8,997 | 8,608 | 8,419 | 7,400 |

(1) Only includes operations of Focus Energy Trust which commenced operations on August 23, 2002.

# Consolidated Balance Sheets

| | June 30, 2004 (unaudited) | December 31, 2002 (Restated - Note 2) |
|---|---|---|
| **ASSETS** | | |
| **Current assets** | | |
| Cash and cash equivalents | $ 35,712 | $ – |
| Accounts receivable | 19,404,369 | 20,043,512 |
| Prepaid expenses and deposits | 1,467,004 | 1,092,559 |
| | 20,907,085 | 21,136,071 |
| **Petroleum and natural gas properties and equipment** | 284,208,544 | 174,974,307 |
| **Reclamation fund** | 1,421,729 | 1,030,000 |
| | $ 306,537,358 | $ 197,140,378 |
| **LIABILITIES** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | $ 13,855,028 | $ 20,515,765 |
| Cash distributions payable | 5,128,441 | 3,924,783 |
| | 18,983,469 | 24,440,548 |
| **Long-term debt [note 5]** | 62,613,563 | 21,336,532 |
| **Asset retirement obligation [note 4]** | 8,718,432 | 7,442,069 |
| **Future income taxes** | 40,486,424 | 41,686,533 |
| | 130,801,888 | 94,905,682 |
| **UNITHOLDERS' EQUITY** | | |
| Unitholders' capital [note 6] | 135,542,646 | 63,267,421 |
| Exchangeable shares [note 6] | 3,860,557 | 5,160,995 |
| Contributed surplus[note 7] | 342,461 | 245,524 |
| Accumulated income | 116,293,054 | 85,661,322 |
| Accumulated cash distributions | (80,303,248) | (52,100,566) |
| | 175,735,470 | 102,234,696 |
| Subsequent event [note 11] | | |
| | $ 306,537,358 | $ 197,140,378 |

*See Notes to Consolidated Financial Statements*

Approval on behalf of the Board:

STUART G. CLARK
Director

GERALD A. ROMANZIN
Director

# Consolidated Statements of Income and Accumulated Income
(unaudited)

| | Three months ended June 30, | | Six months ended June 30, | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| | | (Restated - Note 2) | | (Restated - Note 2) |
| **Revenue** | | | | |
| Production revenue | $ 39,653,177 | $ 29,863,058 | $ 68,387,981 | $ 58,360,672 |
| Royalties | (9,769,924) | (7,991,305) | (17,223,754) | (17,603,135) |
| Alberta Royalty Tax Credit | 125,346 | 91,403 | 237,248 | 163,820 |
| Facility income | 706,552 | 621,853 | 1,607,904 | 1,476,378 |
| Interest income | 32,554 | 2,417 | 71,518 | 44,291 |
| | 30,747,705 | 22,587,426 | 53,080,897 | 42,442,026 |
| **Expenses** | | | | |
| Production | 2,573,534 | 2,489,116 | 5,293,461 | 5,089,593 |
| Technical Services Agreement | – | 1,050,000 | – | 2,100,000 |
| General and administrative | 1,541,790 | 882,458 | 2,429,605 | 1,292,175 |
| Interest and financing | 702,266 | 468,562 | 988,033 | 864,749 |
| Depletion and depreciation | 8,684,873 | 6,429,166 | 14,610,593 | 12,494,752 |
| Accretion of asset retirement obligation | 162,768 | 105,019 | 294,837 | 210,039 |
| | 13,665,231 | 11,424,321 | 23,616,529 | 22,051,308 |
| **Income before income and other taxes** | 17,082,474 | 11,163,106 | 29,464,368 | 20,390,719 |
| **Income and other taxes** | | | | |
| Future income tax expense (reduction) | (578,000) | (1,420,065) | (1,832,000) | (299,962) |
| Current and large corporations tax | 374,889 | 236,867 | (664,636) | 492,195 |
| | (203,111) | (1,183,198) | 1,167,364 | 192,233 |
| **Net income for the period** | 17,285,585 | 12,346,304 | 30,631,732 | 20,198,486 |
| **Accumulated income, beginning of period** | | | | |
| As previously reported | 99,007,469 | 44,215,320 | 85,820,667 | 44,348,355 |
| Retroactive adjustment for changes in accounting policies | | | (159,345) | (133,035) |
| As restated | | | 85,661,322 | 44,215,320 |
| **Accumulated income, end of period** | $ 116,293,054 | $ 56,561,624 | $ 116,293,054 | $ 64,413,806 |
| **Net income per Unit** [note 10] | | | | |
| Basic and diluted | $ 0.47 | $ 0.42 | $ 0.88 | $ 0.69 |

# Consolidated Statements of Cash Flows

(unaudited)

| | Three months ended June 30, | | Six months ended June 30, | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | | (Restated - Note 2) | | (Restated - Note 2) |
| **Operating activities** | | | | |
| Net income for the period | **$ 17,285,585** | $ 12,346,304 | **$ 30,631,732** | $ 20,198,486 |
| Add non-cash items: | | | | |
| Non-cash general and administrative expenses | **405,883** | 250,303 | **694,405** | 486,130 |
| Unrealized loss on commodity contract | **–** | (946,576) | **–** | 385,562 |
| Depletion and depreciation | **8,684,873** | 6,429,166 | **14,610,593** | 12,494,752 |
| Accretion on asset retirement obligation | **162,768** | 105,019 | **294,837** | 210,039 |
| Future income tax expense | **(578,000)** | (1,420,065) | **(1,832,000)** | (299,962) |
| **Funds flow from operations** | **25,961,109** | 16,764,150 | **44,399,567** | 33,475,006 |
| Net change in non-cash working capital items | **(287,626)** | (9,524,549) | **(7,523,899)** | 580,768 |
| | **25,673,483** | 7,239,601 | **36,875,668** | 34,055,774 |
| **Financing activities** | | | | |
| Proceeds from issue of Trust Units (net of costs) | **–** | 23,839,500 | **70,400,000** | 23,839,500 |
| Proceeds from exercise of unit appreciation rights | **–** | – | **84,650** | – |
| Increase (decrease) in long term debt | **62,613,563** | 4,750,000 | **41,277,031** | (17,801,000) |
| Cash distributions | **(15,008,039)** | (9,801,911) | **(26,999,024)** | (18,591,009) |
| | **47,605,524** | 18,787,589 | **84,762,657** | (12,552,509) |
| **Investing activities** | | | | |
| Capital asset expenditures | **(856,899)** | (49,779) | **(12,302,274)** | (9,263,788) |
| Acquisition expenditures | **(98,944,599)** | (22,020,187) | **(109,929,139)** | (22,020,187) |
| Proceeds on disposal of capital assets | **–** | 1,958,669 | **–** | 1,958,669 |
| Reclamation fund contributions | **(381,092)** | (1,000) | **(391,729)** | (201,000) |
| Net change in non-cash working capital items | **(1,090,066)** | (858,966) | **1,020,529** | (1,619,589) |
| | **(101,272,656)** | (20,971,263) | **(121,602,613)** | (31,145,895) |
| **Increase in cash and cash equivalents during the period** | **(27,993,649)** | 5,055,927 | **35,712** | (9,642,630) |
| Cash and cash equivalents, beginning of period | **28,029,361** | 6,477 | **–** | 14,705,034 |
| **Cash and cash equivalents, end of period** | **$ 35,712** | $ 5,062,404 | **$ 35,712** | $ 5,062,404 |

## 1. SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements of Focus Energy Trust include the accounts of Focus Energy Trust (the "Trust"), its wholly-owned subsidiaries FET Resources Ltd. (the "Company") and FET Gas Production Ltd. and Focus B.C. Trust, and its share of two partnerships.

These interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). Other than the changes in accounting policy described below, these interim financial statements follow the same accounting policies as described on pages 45 to 55 of the Trust's 2003 Annual Report. The note disclosure requirements for annual financial statements provide additional disclosure that is not required for interim financial statements. Accordingly, these interim financial statements should be read in conjunction with the *financial statements included in the 2003 Annual Report.*

## 2. CHANGES IN ACCOUNTING POLICIES

**a) Petroleum and Natural Gas Properties and Equipment**

Petroleum and natural gas assets are evaluated in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre. Effective January 1, 2004, the Trust adopted the new accounting standard relating to full cost accounting. The adoption of this new policy on January 1, 2004 resulted in no write-down to the carrying value of petroleum and natural gas assets.

The new guideline impacts the cost impairment test or ceiling test. The cost impairment test is a two stage test. The first stage of the test determines if the cost pool has been impaired. Impairment occurs when the carrying amount of an asset is not recoverable and exceeds its fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows from proved reserves plus unproved costs using management's best estimate of future prices. The second stage of the test involves measurement of the impairment. The impairment is measured as the amount by which the carrying amount of capitalized assets exceeds the future discounted cash flows from proved plus probable reserves. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

*Prior to January 1, 2004 the ceiling test amount was the sum of the undiscounted cash flows expected* from the production of proved reserves, the lower of cost or market of unproved properties and the cost of major development projects less estimated future costs for administration, financing, site restoration and income taxes. The cash flows were estimated using period-end prices and costs.

The impairment test was calculated using the consultant's average prices at January 1 for the years 2004 to 2008 as follows:

| Consultants' Price Forecasts | 2004 | 2005 | 2006 | 2007 | 2008 |
|---|---|---|---|---|---|
| Crude Oil - WTI ($U.S. / bbl) | $ 30.00 | $ 27.50 | $ 25.50 | $ 25.00 | $ 25.50 |
| Natural Gas AECO ($CDN / MMBTU) | $ 6.00 | $ 5.31 | $ 4.83 | $ 4.87 | $ 4.92 |

**b) Asset Retirement Obligation**

The Trust has adopted the asset retirement obligation method of recording the future cost associated with removal, site restoration and asset retirement costs. The fair value of the liability for the Trust's asset retirement obligation is recorded in the period in which it is incurred, discounted to its present value using the Trust's credit adjusted risk-free interest rate and the corresponding amount recognized by increasing the carrying amount of property, plant and equipment. The asset recorded is depleted on a unit of production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period.

Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

Previously, the Trust recognized a provision for estimated future removal and site restoration costs calculated on the unit-of-production method over the remaining proved reserves.

The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

| Balance Sheets | December 31, 2003 | December 31, 2002 |
|---|---|---|
| Petroleum and natural gas properties and equipment increased for historic asset retirement costs | $ 4,069,393 | $ 3,693,241 |
| Record new asset retirement obligation | $ 7,442,069 | $ 6,001,112 |
| Reverse historic provision for future site restoration | (3,083,021) | (2,082,388) |
| Adjust future income taxes | (130,310) | (92,448) |
| Adjust accumulated income | (159,345) | (133,035) |
| Increase in Liabilities and Unitholders' Equity | $ 4,069,393 | $ 3,693,241 |

| Statements of Income | Three-month period ended June 30, 2004 | Six-month period ended June 30, 2004 | Year-ended Dec. 31, 2003 |
|---|---|---|---|
| Accretion expense | $ (162,768) | $ (294,837) | $ (420,078) |
| Depletion and depreciation on asset retirement costs | (156,979) | (190,313) | (644,727) |
| Less: Amortization of estimated future removal and site restoration liability under previous policy | 683,805 | 1,166,129 | 1,000,633 |
| Net income impact of new policy, before tax | $ 364,058 | $ 680,979 | $ (64,172) |
| Basic and diluted net earnings per share before tax | $ 0.01 | $ 0.02 | $ (0.00) |

**c) Financial Derivatives**

Effective January 1, 2004 the Trust has implemented the new accounting guideline relating to Hedging Relationships. The new policy addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes the conditions for applying or discontinuing hedge accounting. Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to continue accrual hedge accounting.

The hedges in effect at December 31, 2003 and June 30, 2004 met the criteria of effective hedges.

## 3. ACQUISITION

On April 1, 2004 the Trust acquired the Tommy Lakes Partnership, which owns interests in the natural gas producing area of Tommy Lakes, B.C. The Tommy Lakes Partnership is owned 99% by Focus B.C. Trust and 1% by FET Resources Ltd., both of which are wholly owned subsidiaries of Focus Energy Trust. This acquisition was accounted for using the purchase method, with results of operations included from the date of acquisition. The purchase price recorded of $111,581,554 includes $877,109 for asset retirement obligations and $631,891 for future income taxes. The future income tax recorded for this transaction only relates to the 1% ownership by FET Resources Ltd., and no future income tax has been recorded with respect to the interest owned by Focus B.C. Trust.

## 4. ASSET RETIREMENT OBLIGATION

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $23.8 million which will be incurred between 2004 and 2019. The majority of the costs will be incurred after 2015. A credit-adjusted risk-free rate of 7 percent and an inflation rate of 1.5 percent were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below:

| | | June 30, 2004 | | December 31, 2003 |
|---|---|---|---|---|
| Balance, beginning of period | $ | 7,442,069 | $ | 6,001,112 |
| Accretion expense | | 294,837 | | 420,078 |
| Liabilities incurred | | 981,526 | | 1,041,430 |
| Liabilities disposed | | | | (20,551) |
| Balance, end of period | $ | 8,718,432 | $ | 7,442,069 |

## 5. LONG-TERM DEBT

As at June 30, 2004 the Trust had a $100 million revolving syndicated credit facility among four financial institutions with an extendible 364-day revolving period and a one-year amortization period. In addition, the Trust had a $10 million demand operating line of credit. The credit facilities are secured by a floating charge debenture covering all of the assets of the Trust and a general security agreement.

Advances bear interest at the bank's prime rate, bankers' acceptance rates plus stamping fees, or U.S. libor rates plus applicable margins depending on the form of borrowing by the Trust. Stamping fees and margins vary from zero percent to 1.50 percent dependent upon financial statement ratios and type of borrowing.

The credit facility will revolve until May 26, 2005, whereupon it may be renewed for a further 364-day term subject to review by the lenders. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of 5 percent and the remaining 85 percent at the end of the term.

## 6. UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

An unlimited number of Trust Units may be issued pursuant to the Trust Indenture. Each Trust Unit entitles the holder to one vote at any meeting of the Unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets in the event of termination or winding up of the Trust. The Trust Units are redeemable at the option of the Unitholder up to a maximum of $250,000 per annum. This limitation may be waived at the discretion of the Trust.

| **Trust Units of Focus Energy Trust (including conversion of Exchangeable Shares)** | Number of Units 2004 | Number of Units 2003 | | Consideration 2004 | Consideration 2003 |
|---|---|---|---|---|---|
| Trust Units outstanding (see (a) below) | 34,189,604 | 26,017,434 | $ | 135,634,508 | $60,266,571 |
| Trust Units issuable on conversion of Exchangeable Shares (i) (see (b) below) | 2,826,596 | 5,475,080 | | 3,768,695 | 8,136,636 |
| Balance as at June 30 | 37,016,200 | 31,492,514 | $ | 139,403,203 | $68,303,207 |

i. The exchange ratio at June 30, 2004 was 1.22534 (June 30, 2003 - 1.10420) Trust Units for each Exchangeable Share.

**(a) Trust Units of Focus Energy Trust**

| | Number of Units | | Consideration | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| *Balance as at January 1* | 28,034,233 | 22,804,905 | $ 63,267,421 | $ 33,908,902 |
| Issued on conversion of Exchangeable Shares (i) | 1,111,684 | 1,071,214 | 1,392,300 | 1,491,743 |
| Issued pursuant to the Executive Bonus Plan (ii) | 33,687 | 41,315 | 490,137 | 445,969 |
| Issued for cash (iii) | | 2,100,000 | | 25,410,000 |
| Issued for cash (iv) | 5,000,000 | | 74,500,000 | |
| Trust Unit Issue Expenses | | | (4,100,000) | (990,043) |
| Exercise of Unit Appreciation Rights | 10,000 | | 84,650 | – |
| Balance as at June 30 | 34,189,604 | 26,017,434 | $ 135,634,508 | $ 60,266,571 |

i. Issued on conversion of Exchangeable Shares to Trust Units with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged
ii. Pursuant to the Executive Bonus Plan, 50% of all amounts due under such plan are payable through the issuance of Trust Units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates
iii. Issued for cash June 25, 2003 pursuant to a Short Form Prospectus dated June 17, 2003
iv. Issued for cash March 23, 2004 pursuant to a Short Form Prospectus dated March 15, 2004

**(b) Exchangeable Shares of FET Resources Ltd.**

| | Number of Shares | | Consideration | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Balance as at January 1 | 3,245,650 | 5,694,335 | $ 5,160,995 | $ 9,628,379 |
| Exchanged for Trust Units(i) | (938,865) | (1,005,922) | (1,392,300) | (1,491,743) |
| Balance as at June 30 | 2,306,785 | 4,958,413 | $ 3,768,695 | $ 8,136,636 |

i. Cancellation on conversion to Trust Units with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged

The Exchangeable shares of FET Resources Ltd. are convertible at any time into Trust Units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the Trust Units divided by the ten day weighted average Unit price preceding the record date. During the period of January 1 to June 30, 2004, a total of 938,865 Exchangeable Shares were converted into 1,111,684 Trust Units at exchange ratios prevailing at the time. At June 30, 2004, the exchange ratio was 1.22534 Trust Units for each Exchangeable Share. Cash distributions are not paid on the Exchangeable Shares. On the tenth anniversary of the issuance of the Exchangeable Shares, subject to extension of such date by the Board of Directors of the Company, the Exchangeable Shares will be redeemed for Trust Units at a price equal to the value of that number of Trust Units based on the exchange ratio as at the last business day prior to the redemption date. The Exchangeable Shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

## 7. TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to 1,500,000 rights. To June 30, 2004 a total of 30,500 Units had been issued under the Plan, and 1,469,500 Units are reserved for issuance under the Plan.

The initial exercise price of rights granted under the Plan is equal to the weighted average of the closing price of the Trust Units on the immediately preceding five trading days. The exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per Unit basis, made by the Trust after the grant date which represents a return of more than 0.833% of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. The rights have a life of five years and vest equally over a four-year period commencing on the first anniversary of the grant.

| | Number of Rights | Weighted Average Exercise Price |
|---|---|---|
| Balance as at January 1, 2004 | 665,500 | $ 9.74 |
| Granted | 153,000 | 14.93 |
| Exercised | (10,000) | 8.47 |
| Before reduction of exercise price | 808,500 | 10.74 |
| Reduction of exercise price | – | (0.81) |
| Balance as at June 30, 2004 | 808,500 | $ 9.93 |

- The average exercise price at the grant date is $11.81.
- The average contractual life of the rights outstanding is 3.85 years.
- The number of rights exercisable at June 30, 2004 is 61,000.

The Trust prospectively adopted the fair value method in 2003 for rights granted subsequent to January 1, 2003. The fair value of rights is estimated using a modified Black Scholes option pricing model.

The Trust has recorded non-cash compensation expense and contributed surplus of $96,937 for the six months ended June 30, 2004. The Trust recorded non-cash compensation expense and contributed surplus of $245,524 for the year ended December 31, 2003. Adoption of the new accounting policy requires retroactive restatement of prior periods, and accordingly, the net income for the six months ended June 30, 2003 has been restated to include General and Administrative expenses of $12,848.

## 8. FINANCIAL INSTRUMENTS

The following financial contracts were outstanding at the date of writing. The fair market value of the contracts outstanding at June 30, 2004, which have no book value, was a cost of $2,981,972.

| **Financial Contracts** | Daily Quantity | Contract Price | Price Index | Term |
|---|---|---|---|---|
| Crude oil - fixed price | | | | |
| | 500 bbls | $ 41.80 Cdn | WTI | September 2003 - August 2004 |
| | 900 bbls | $ 35.63 Cdn | WTI | September 2003 - December 2004 |
| | 500 bbls | $ 43.49 Cdn | WTI | September 2004 - December 2004 |
| | 400 bbls | $ 49.61 Cdn | WTI | January 2005 - December 2005 |
| | 400 bbls | $ 49.40 Cdn | WTI | January 2005 - December 2005 * |

*Contract entered into subsequent to June 30, 2004

## 9. PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at the date of writing. The fair market value of these contracts at June 30, 2004, which have no book value, was a cost of $3,504,311.

| Physical Contracts | Daily Quantity | Contract Price | Delivery Point | Term |
|---|---|---|---|---|
| Natural gas – fixed price | | | | |
| | 5,000 GJ | $ 6.11 Cdn | Stn.2, B.C. | November 2003 - October 2004 |
| | 6,000 GJ | $ 5.20 Cdn | Stn.2, B.C. | April 2004 - October 2004 |
| | 7,000 GJ | $ 5.13 Cdn | Stn.2, B.C. | April 2004 - October 2004 |
| | 6,000 GJ | $ 5.68 Cdn | Stn.2, B.C. | April 2004-October 2004 (excl. Aug.) |
| | 5,000 GJ | $ 6.47 Cdn | Stn.2, B.C. | November 2004 - March 2005 |
| | 4,000 GJ | $ 6.23 Cdn | Stn.2, B.C. | May 2004 - October 2004 |
| | 5,000 GJ | $ 6.86 Cdn | Stn.2, B.C. | November 2004 - March 2005 |
| | 6,000 GJ | $ 7.71 Cdn | Stn.2, B.C. | November 2004 - March 2005 |
| | 5,275 GJ | $ 7.00 Cdn | Sumas, B.C. | November 2004 - October 2005* |

* Contract entered into subsequent to June 30, 2004

## 10. PER UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per Unit calculations are based on the weighted average number of Trust Units. Diluted calculations include additional Trust Units for the dilutive impact of rights outstanding pursuant to the Rights Plan.

Basic per Unit calculations for the six month period ending June 30 are based on the weighted average number of Trust Units outstanding in 2004 of 34,682,982 (2003 of 29,282,784) which includes outstanding Exchangeable Shares converted at the average exchange ratio.

Basic per Unit calculations for the three month period ending June 30 are based on the weighted average number of Trust Units outstanding in 2004 of 36,980,272 (2003 of 29,457,912) which includes outstanding Exchangeable Shares converted at the average exchange ratio.

Diluted calculations include additional Trust Units for the dilutive impact of the Rights Plan in 2004 of 251,808 for the quarter ended June 30, 2004 (2003 of 95,169) and 272,622 for the six months ended June 30, 2004 (2003 of 76,069). There were no adjustments to net income in calculating dilutive per Unit amounts.

Supplementary cash flow information for the six months ended June 30:

| | 2004 | 2003 |
|---|---|---|
| Interest paid | $ 883,036 | $ 399,370 |
| Interest received | 95,645 | 42,716 |
| Taxes paid | 547,984 | 623,315 |
| Cash distributions paid | $ 26,999,024 | $ 18,591,009 |

# Corporate Information

### HEAD OFFICE

Suite 3250, 205 – 5th Avenue S.W.
Calgary, Alberta, Canada T2P 2V7
Tel: (403) 781-8409
Fax: (403) 781-8408
www.focusenergytrust.com

### SENIOR MANAGEMENT

Derek W. Evans
*President and C.E.O.*

William D. Ostlund
*Vice President, Finance and C.F.O.*

Dennis M. Lawrence
*Vice President, Engineering*

Bryce H. Murdoch
*Vice President, Geology*

Al S. Pickering
*Vice President, Land*

David W. Sakal
*Vice President, Operations*

A. Kim Schoenroth
*Controller*

Grant A. Zawalsky
*Corporate Secretary*

### DIRECTORS

Matthew J. Brister (3) (4) (5)
John A. Brussa (3)
Stuart G. Clark (1) (2)
Derek W. Evans
James H.McKelvie (2) (3)
Gerry A. Romanzin (2) (4) (5)

(1) Chairman of the Board
(2) Member of the Audit Committee
(3) Member of the Compensation Committee
(4) Member of the Reserves Committee
(5) *Member of the Corporate Governance Committee*

### STOCK EXCHANGE LISTING

TSX Listings:
Focus Energy Trust: **FET.UN**

FET Resources Ltd.: **FTX**
(Exchangeable Shares)

### SOLICITORS

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

### AUDITORS

KPMG LLP
Calgary, Alberta

### BANKERS

Bank Syndicate
Lead Agent: Royal Bank of Canada
Calgary, Alberta

### ENGINEERING CONSULTANTS

Paddock Lindstrom & Associates Ltd.
Calgary, Alberta

McDaniel and Associates Consultants Ltd.
Calgary, Alberta

### REGISTRAR & TRANSFER AGENT

Valiant Trust Company
Calgary, Alberta

### FOR FURTHER INFORMATION CONTACT:

Derek W. Evans
*President and Chief Executive Officer*
Tel: (403) 781-8405

William D. Ostlund
*Vice President, Finance and Chief Financial Officer*
Tel: (403) 781-8406

FOCUS ENERGY TRUST

# 2004 Interim Report

# Q2

## Consolidated Highlights

Focus Energy Trust ("the Trust") is pleased to report to Unitholders its consolidated financial and operating results for the three months ended June 30th, 2004.

| (thousands of dollars, except where indicated) | Three Months Ended June 30, 2004 | Three Months Ended June 30, 2003 (1) | Six Months Ended June 30, 2004 | Six Months Ended June 30, 2003 (1) |
|---|---|---|---|---|
| **FINANCIAL** | | | | |
| Oil and gas revenues, before royalties | **39,653** | 29,863 | **68,388** | 58,361 |
| Funds flow from operations (2) | **25,961** | 16,764 | **44,400** | 33,475 |
| Per unit (3) | **$ 0.70** | $ 0.57 | **$ 1.28** | $ 1.14 |
| Cash distributions per Trust Unit | | | | |
| Per unit (4) | **$ 0.45** | $ 0.42 | **$ 0.87** | $ 0.825 |
| Payout ratio (per unit basis) | **64%** | 73% | **68%** | 72% |
| Net income | **17,286** | 12,346 | **30,632** | 20,198 |
| Per unit (3) | **$ 0.47** | $ 0.42 | **$ 0.88** | $ 0.69 |
| Capital expenditures & acquisitions | **110,801** | 20,111 | **122,231** | 29,325 |
| Long-term debt plus working capital | **60,690** | 27,545 | **60,690** | 27,545 |
| Total Trust Units - outstanding (000's) (5) | **37,016** | 31,493 | **37,016** | 31,493 |
| Weighted average Total Trust Units (000's) (6) | **36,980** | 29,458 | **34,683** | 29,283 |
| **OPERATIONS** | | | | |
| Average daily production | | | | |
| Crude oil (bbls/d) | **2,027** | 2,361 | **2,075** | 2,402 |
| NGLs (bbls/d) | **703** | 501 | **587** | 486 |
| Natural gas (mcf/d) | **50,913** | 36,815 | **41,408** | 35,494 |
| Barrels of oil equivalent (BOE/d @ 6:1) | **11,215** | 8,997 | **9,563** | 8,804 |
| Average product prices realized (7) | | | | |
| Crude oil (CDN$/bbl) | **$ 40.07** | $ 40.64 | **$ 39.86** | $ 43.27 |
| NGLs (CDN$/bbl) | **$ 39.62** | $ 30.78 | **$ 39.61** | $ 36.48 |
| Natural gas (CDN$/mcf) | **$ 6.41** | $ 5.60 | **$ 6.50** | $ 5.72 |
| Netback per BOE | | | | |
| Revenue (incl. hedging settlements) | **$ 38.85** | $ 35.32 | **$ 39.29** | $ 36.87 |
| Royalties, net of ARTC | **$ (9.45)** | $ (9.65) | **$ (9.76)** | $ (10.94) |
| Production expenses | **$ (2.52)** | $ (3.04) | **$ (3.04)** | $ (3.19) |
| Netback | **$ 26.88** | $ 22.63 | **$ 26.49** | $ 22.73 |
| Wells drilled | | | | |
| Gross | **–** | – | **11** | 9 |
| Net | **–** | – | **6.4** | 3.8 |
| Success rate | | | **91%** | 89% |
| **TRUST UNIT TRADING STATISTICS** | | | | |
| Unit prices (based on daily closing price) | | | | |
| High | **$ 15.95** | $ 12.85 | **$ 15.95** | $ 12.85 |
| Low | **$ 14.60** | $ 10.80 | **$ 12.90** | $ 10.05 |
| Close | **$ 15.50** | $ 12.09 | **$ 15.50** | $ 12.09 |
| Daily average trading volume | **106,869** | 81,199 | **107,787** | 95,658 |

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to Unitholders, and ensuring financial strength & sustainability.

(1) Restated for changes in accounting policies as described in Note 2 of the interim consolidated financial statements.
(2) Funds flow from operations ("funds flow" before changes in non-cash working capital) is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAPP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAPP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital.
(3) Based on weighted average Total Trust Units outstanding for the period.
(4) Based on the number of Trust Units outstanding at each cash distribution date.
(5) Total Trust Units being Trust Units and Exchangeable Shares converted at the exchange ratio prevailing at the time. The exchange ratio was 1.22534 at June 30, 2004 and 1.10420 at June 30, 2003.
(6) Weighted average Total Trust Units including Trust Units and Exchangeable Shares converted at the average exchange ratio.
(7) Including settlements for financial instruments.

## Forward-Looking Information

Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that net present value of reserves does not represent fair market value of reserves.

# Highlights

- On April 15, 2004 Focus announced its third increase in monthly distributions since inception, raising monthly distributions to $0.15 per Unit;
- The acquisition of additional production and working interest lands at our Tommy Lakes property in North Eastern British Columbia for $110 million which closed April 1, 2004;
- Average daily production for the second quarter 2004 increased to 11,215 barrels of oil equivalent per day versus first quarter production of 7,911 barrels of oil equivalent per day, as a result of the above acquisition and our successful Tommy Lakes winter drilling program;
- Funds flow from operations in Q2 2004 of $26.0 million versus $16.8 million in Q2 2003 was positively impacted by strong commodity prices and increased volumes;
- For the first six months of 2004 funds from operations were $44.4 million: $27.0 million was distributed to Unitholders; $12.3 million was invested in capital expenditures; $0.4 million was for the reclamation fund; and the balance of $4.7 million was applied to reduce total debt;
- Our initiative to develop low risk drilling opportunities in areas that complement our existing asset base is bearing fruit with 4 wells to be drilled in the Sylvan Lake area in the remaining half of the year.

# Message to the Unitholders

We are pleased to present the results of a record-breaking quarter for your Trust. In Q2 we saw the highest production levels and associated cash flow in the history of the Trust, in conjunction with the lowest operating cost per BOE. We continue to be pleased with the production performance of our asset base as well as its' ability to continue to provide us with capital reinvestment opportunities to create value for our Unitholders.

Volumes in the second quarter increased to 11,215 BOE per day versus 8,997 BOE per day in Q2 2003. The increase in volumes is reflective of our recent Tommy Lakes acquisition which was effective April 1, 2004, and flush volumes from this winter's drilling program at Tommy. We continue to watch the new well performance at Tommy which at this juncture mirrors last year's wells.

Commodity prices have remained exceptionally strong in Q2 2004 resulting in an increase in funds flow from operations of $26.0 million versus $16.8 million in Q2 2003. Higher production volumes and gas price realizations were primarily responsible for the cash flow increase. We continue to closely monitor the stability of oil and gas prices at these exceptionally high levels and are taking advantage of opportunities to put in place appropriate price protection.

Operating expenses for the second quarter were $2.52 per BOE versus $3.04 per BOE in Q2 2003. The second quarter is traditionally our lowest operating cost quarter due to the high initial flush production from our Tommy Lakes winter drilling program and spring break-up during which our ability to access wells is severely restricted. We continue to project an average operating cost for the year of $3.40 per BOE.

The second quarter is typically a quiet quarter on the capital front. Spring break-up and the remote nature of the majority of our properties precludes new drilling and service work. During the second quarter we have been actively evaluating acquisition opportunities, generating new drilling ideas, as well as fine tuning our capital program for the remainder of the year. In the third quarter we will be active at Pouce Coupe, drilling 2 wells, and at Sylvan Lake with a 4-well program for the Edmonton Sand. The Sylvan Lake project is a result of an initiative started in Q1 to develop low-risk opportunities using the drill bit in areas that complement our existing asset base.

## Outlook

Industry conditions remain extremely competitive with the acquisition market providing challenges from both a quality and cost perspective. We continue to be patient and disciplined in our assessment of all acquisition opportunities, while placing greater emphasis on the generation of new drilling ideas on our existing land base.

We are excited about our planned activities for the remainder of 2004. Our capital program for the remainder of the year is focused on natural gas development at Pouce Coupe, Sylvan Lake and the preparatory work for our 2004/2005 Tommy Lakes winter program. As always, we will continue to maintain our disciplined approach to capital investment activities and our focus on cost efficiencies.

The Trust is in excellent financial shape, with a low debt to cash flow of 0.7 times, sufficient funds after distributions to fund our capital program, and the financial flexibility to undertake a material acquisition.

I would like to thank all of our Unitholders for their ongoing support and confidence in Focus.

On behalf of the Board,

Derek W. Evans
President and Chief Executive Officer

The following is Management's Discussion and Analysis (MD&A) of the operating and financial results of Focus for the three months and six months ended June 30, 2004 compared with the prior year, as well as information and opinions concerning the Trust's future outlook based on currently available information. This discussion is dated August 10, 2004 and should be read in conjunction with the unaudited interim consolidated financial statements for the period ended June 30, 2004, the annual MD&A and the audited consolidated financial statements for the years ended December 31, 2003 and 2002, together with accompanying notes.

Throughout the MD&A, we use the term funds flow from operations ("funds flow" before changes in non-cash working capital). Funds flow is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital.

| **Operations Summary** | **Three Months Ended June 30,** | | **Six Months Ended June 30,** | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| Average daily production | | | | |
| Barrels of oil equivalent (BOE/d @ 6:1) | **11,215** | 8,997 | **9,563** | 8,804 |
| % Natural gas | **76%** | 68% | **72%** | 67% |
| Average product prices realized | | | | |
| Crude oil (CDN$/bbl), before hedging settlements | **$ 49.97** | $ 40.71 | **$ 47.57** | $ 45.62 |
| Financial hedging settlements (CDN$/bbl) | **$ (9.90)** | $ (0.07) | **$ (7.71)** | $ (2.35) |
| NGLs (CDN$/bbl) | **$ 39.62** | $ 30.78 | **$ 36.61** | $ 36.48 |
| NGL price / Crude oil price | **79%** | 76% | **83%** | 80% |
| Natural gas (CDN$/mcf), before hedging settlements | **$ 6.41** | $ 6.37 | **$ 6.50** | $ 7.07 |
| Financial hedging settlements CDN$/mcf) | **$ –** | $ (0.77) | **$ –** | $ (1.35) |
| Reference prices & Focus differential | | | | |
| Crude oil (Edm. Light Price CDN$/bbl) | **$ 50.67** | $ 41.02 | **$ 48.20** | $ 46.00 |
| Differential (CDN$/bbl) | **$ (0.70)** | $ (0.31) | **$ (0.63)** | $ (0.38) |
| Natural gas (AECO daily CDN$/mcf) | **$ 7.00** | $ 6.82 | **$ 6.70** | $ 7.57 |
| Differential (CDN$/mcf) | **$ (0.59)** | $ (0.45) | **$ (0.20)** | $ (0.50) |
| Production revenue ($thousands) | | | | |
| Crude oil, before hedging settlements | **9,243** | 8,747 | **18,038** | 19,839 |
| Financial hedging settlements | **(1,827)** | (16) | **(2,911)** | (1,023) |
| NGLs | **2,535** | 1,403 | **4,237** | 3,210 |
| Natural gas, before hedging settlements | **29,702** | 21,348 | **49,025** | 45,352 |
| Financial hedging settlements | **–** | (2,566) | **–** | (8,631) |
| Mark to market adjustment | **–** | 947 | **–** | (386) |
| | **39,653** | 29,863 | **68,388** | 58,361 |

| Operations Summary (Continued) | Three Months Ended June 30, 2004 | 2003 | Six Months Ended June 30, 2004 | 2003 |
|---|---|---|---|---|
| Funds flow per BOE | | | | |
| Revenue (before hedging settlements) | $ 40.64 | $ 38.47 | $ 40.96 | $ 42.91 |
| Financial hedging settlements | (1.79) | (3.15) | (1.67) | (6.06) |
| Revenue (including hedging settlements) | 38.85 | 35.32 | 39.29 | 36.86 |
| Royalties, net of ARTC | (9.45) | (9.65) | (9.76) | (10.94) |
| Production expenses | (2.52) | (3.04) | (3.04) | (3.19) |
| Field netback | 26.88 | 22.63 | 26.49 | 22.73 |
| Facility income | 0.69 | 0.76 | 0.92 | 0.93 |
| Interest income | 0.03 | – | 0.04 | 0.03 |
| Technical Services Agreement | - | (1.28) | - | (1.32) |
| General and administrative, cash portion | (1.11) | (0.77) | (1.00) | (0.51) |
| Interest and financing and other | (0.69) | (0.57) | (0.57) | (0.54) |
| Current and large corporations tax | (0.37) | (0.29) | (0.38) | (0.31) |
| Funds flow from Operations | $ 25.44 | $ 20.48 | $ 25.51 | $ 21.00 |
| Royalty rate (before hedging settlements) | 23% | 25% | 24% | 25% |

## Overall Performance

Results for the second quarter of 2004 reflect the 42 percent increase in production compared to the first quarter of 2004, and the continuing strength in commodity prices. The production increase is driven by the acquisition at our Tommy Lakes natural gas property and initial flush production at Tommy Lakes resulting from the winter drilling program. As with the prior year, the Trust has its strongest production in the second quarter due to this flush production.

Increased production volumes and strong commodity prices have generated our highest funds flow from operations and net income per quarter since the Trust was established.

Funds flow from operations for the second quarter increased to $26.0 million, or $0.70 per Unit. Compared to the first quarter of 2004, production increased 42 percent with a 3 percent decline in net prices received. Funds flow from operations for the six months ended June 30, 2004 increased to $44.4 million, or $1.28 per Unit, versus $33.5 million, or $1.14 per Unit, for the six months ended June 30, 2003. Compared with the first half of 2003, volume was higher by 9 percent and net revenue per BOE was higher by 7 percent.

Net income for the three months ended June 30, 2004 of $17.3 million was strong due to the production increase and robust commodity prices. For the first half of 2004, net income was $30.6 million, or $0.88 per Unit, compared with $20.2 million, or $0.69 per Unit for the prior year.

The acquisition of additional working interests at our Tommy Lakes property in North Eastern B.C. on April 1, 2004 for approximately $110 million had a significant impact on the results of operations for the second quarter of 2004. From an operations perspective, this acquisition added quality production and reserves at a property that has low production expenses and significant development opportunity. With respect to financing of this transaction, Focus closed an equity offering on March 23, 2004 that had net proceeds after expenses of $70.4 million with the remainder of the purchase price funded through existing bank credit facilities.

2004 Q2 compared with 2004 Q1:

- Natural gas production increased 60 percent, associated NGL production increased 50 percent, and oil production declined 4 percent.
- Tommy Lakes production increased from 3,299 BOE per day to 6,752 BOE per day as a result of the acquisition of additional interests on April 1st, 2004 and flush production in the second quarter from the winter drilling program.
- Production weighting towards natural gas increased to 76 percent and associated NGLs represent a further 6 percent. In the second quarter, gas production in B.C. represented 91 percent of gas production.

First half of 2004 compared with first half of 2003:

- The production pattern has been consistent, with significantly higher volumes of natural gas and NGLs in the second quarter compared to the first quarter as a result of the winter drilling program at Tommy Lakes.
- A significant increase in production occurred as a result of the 2004 acquisition at Tommy Lakes, and the acquisitions in 2003 at Lanaway and Loon Lake.
- Production rates at Kotcho have been reduced to manage reservoir drawdown.
- The majority of our oil properties have experienced natural declines in production rates.

## Pricing and Price Risk Management

The net price realized by Focus for natural gas in the second quarter of 2004 was $6.41 per mcf, compared with $6.65 per mcf for the first quarter of 2004 and $5.67 per mcf for the second quarter of 2003. There were no settlements of financial instruments for natural gas in the first or second quarters of 2004. Price protection for the quarter was achieved through the use of forward physical sales contracts. The net price reported for the three months ended June 30, 2004 is net of approximately $3.5 million for deductions to the delivery point for transportation and liquids recovery processing on the British Columbia and Alberta systems. This net price realized on natural gas sales is the result of specific markets being delivered to, deductions to the delivery point for transportation and liquids recovery processing, the heat content of the natural gas, and physical delivery contract terms.

The net realized price for the second quarter of 2004 of $6.41 per mcf is $0.59 lower than the AECO reference price of $7.00 per mcf. This negative differential for the second quarter of 2004 results from the forward physical sales contracts for natural gas being lower than the AECO reference price. During the second quarter, 45 percent of natural gas production was sold under forward physical sales contracts with an average price of $6.42 per mcf. These contracts are set out in Note 9 of the interim consolidated financial statements for the three months ended June 30, 2004. Generally, Focus has a negative differential on natural gas of approximately $0.35 to $0.40 per mcf versus the AECO reference price resulting from the deductions to the delivery point for transportation and liquids recovery processing in British Columbia being only partially offset by the higher heat content of the natural gas.

The price realized by Focus for crude oil in the second quarter of 2004, after settlement of financial hedges, was $40.07 per barrel. The hedging cost of $1.8 million, or $9.90 per barrel, for the period is a result of strong oil prices. For the comparable period in 2003, the price realized was $40.64 per barrel, including a hedging cost of $0.07 per barrel.

A full description of the outstanding financial instruments and physical sales contracts, and their estimated mark to market values, is contained in Notes 8 and 9 of the interim consolidated financial statements.

The Trust currently has fixed price physical delivery contracts that provide price protection for the remaining six months of 2004 on an average 21,700 mcf per day of natural gas production at a reference price of CDN$6.92 per mcf. These contracts represent approximately 48 percent of estimated natural gas production for the remaining six months of 2004. In addition, there are fixed price physical delivery contracts for 2005 for approximately 18,600 mcf per day at a reference price of CDN$8.03 per mcf.

With respect to crude oil and natural gas liquids production, fixed price swaps represent 1,400 bbls per day with a reference price of CDN$37.51 per barrel for the remaining six months of 2004. These fixed price swaps represent approximately 50 percent of estimated crude oil and natural gas liquids production for the remaining six months of 2004. In addition, there are fixed price swap contracts for the first quarter of 2005 for 800 barrels per day at a reference price of CDN$49.56 per barrel.

## Production Revenue

Production revenue for three months ended June 30, 2004 was $39.7 million, comprised 75 percent of natural gas sales, 19 percent of crude oil sales, and 6 percent from sales of natural gas liquids. The increased weighting on natural gas and natural gas liquids will generally continue with the development programs primarily targeting natural gas opportunities.

Revenue for the second quarter of 2004 is significantly higher than the first quarter of 2004 or the second quarter of 2003, due to the higher production volumes and continuing strength in commodity prices in 2004.

## Production Expenses

| | 2004 | | 2003 | | | | 2002 | |
|---|---|---|---|---|---|---|---|---|
| | **Q2** | **Q1** | Q4 | Q3 | Q2 | Q1 | Q4 | Q3 |
| Production expenses per BOE | **$2.52** | **$3.78** | $3.70 | $3.51 | $3.04 | $3.36 | $3.05 | $3.19 |

(1) Production expenses for the second quarter were $2.52 per BOE compared with $3.78 per BOE for the first quarter of 2004. This pattern of production expenses being higher in the first quarter and significantly lower in the second quarter is consistent with the nature of our operations and the results of 2003. Our main natural gas properties are in winter-only access areas of British Columbia, and production expenses per BOE are the highest in the first and fourth quarters when these properties are accessible for maintenance and the restocking of supplies.

(2) The acquisition on April 1, 2004 of additional working interests at Tommy Lakes further reduced the average production expenses per BOE as this property has low production expenses per BOE.

(3) Average production expenses for 2004 are forecast to be $3.40 per BOE.

## Technical Services Agreement

Our Technical Services Agreement with Storm Energy Ltd. expired on June 30, 2003. Through that arrangement, we received services in respect of the operation of the assets and associated administrative services. Services previously provided under the agreement are now performed by employees of the Trust.

## General and Administrative Expenses

| (thousands) | Three Months Ended June 30, 2004 | Three Months Ended June 30, 2003 | Six Months Ended June 30, 2004 | Six Months Ended June 30, 2003 |
|---|---|---|---|---|
| Cash G&A expenses [1] | $ 1,451 | $ 853 | $ 2,715 | $ 1,510 |
| Overhead recoveries | (315) | (221) | (980) | (704) |
| Total cash G&A expenses | 1,136 | 632 | 1,735 | 806 |
| Non-cash G&A expense [2] | 352 | 241 | 597 | 473 |
| Trust Unit Rights Plan expense [3] | 54 | 9 | 97 | 13 |
| Net G&A reported | $ 1,542 | $ 882 | $ 2,430 | $ 1,292 |
| Cash based G&A per BOE | $ 1.11 | $ 0.77 | $ 1.00 | $0.51 |
| Net reported G&A per BOE | $ 1.51 | $ 1.08 | $ 1.40 | $ 0.81 |

(1) Amounts paid for the Technical Services Agreement in the first half of 2003 are reported separately on the Consolidated Statements of Income and Accumulated Income, and not included as part of general and administrative expenses. The Technical Services Agreement expired June 30, 2003.

(2) Gross general and administrative expenses for the first two quarters of 2004 include $1.2 million associated with the Executive Bonus Plan (2003 - $0.9 million). Half of this amount is settled through the issuance of Units from treasury at a price equal to the last five trading days of the month for which the bonus relates.

(3) Trust Unit Rights Plan compensation expense is calculated using the fair value method adopted in 2003 and represents a non-cash charge. Details of this compensation expense are contained in Note 7 of the notes to unaudited interim consolidated financial statements. Adoption of the new accounting policy requires retroactive restatement of prior periods, and accordingly, general and administrative expenses for the six months ended June, 2003 have been restated to include $12,848.

Net general and administrative expense in the second quarter of 2004 was $1.5 million, or $1.51 per BOE, compared with $0.9 million, or $1.23 per BOE, in the first quarter of 2004. This increase of $0.6 million results from $0.4 million reduction in overhead recoveries and a $0.2 million increase in general and administrative expenses. As operator, capital recoveries are based on a percentage of the total capital program managed. We operate the majority of our capital programs during the winter season. As such, almost all of the capital recoveries occur in the winter months. The increase in general and administrative expenses reflects the activities of Focus to continue to strengthen the organization and its ability to develop internal development opportunities.

Cash based general and administrative expense was $1.11 per BOE for the second quarter and is $1.00 per BOE for the six months ended June 30, 2004.

Increased general and administrative expenses in 2004 result from increased staff levels and office expenses corresponding to the expiry of the Technical Services Agreement on June 30, 2003, and strengthening the technical group as part of the organic growth initiatives and expanded operations.

## Interest and Financing Expenses

Interest and financing expenses increased to $0.7 million in the second quarter of 2004 compared with $0.3 million for the first quarter of 2004 as a result of the acquisition which closed on April 1, 2004. The acquisition was partially funded with long-term debt, and long-term debt at June 30, 2004 was $62.6 million. At March 31, 2004 the Trust had no long-term debt. The increase in interest and financing expenses is directly related to this funding for the acquisition.

## Depletion and Depreciation

The depletion and depreciation rate for the three months ended June 30, 2004 was $8.47 per BOE compared to the rate of $8.09 per BOE for the first quarter of 2004. There was an additional $156,979 of depletion relating to the adoption of the policy relating to asset retirement obligations. The depletion and depreciation rate was re-determined at June 30, 2004 to reflect the acquisition on April 1, 2004. This compares with a rate of $7.62 per BOE for the first half of 2003.

## Asset Retirement Obligation

In the first quarter of 2004, we adopted the CICA new section 3110, Asset Retirement Obligations. This new standard requires that companies recognize the liability associated with future site reclamation costs in the financial statements at the time when the liability is incurred. This liability is initially measured at fair value and subsequently adjusted for the accretion of the discount amount and any changes in the underlying cash flows. The asset retirement cost is capitalized to the related asset and amortized into earnings over time. The impact of the adoption of this new accounting policy is described in Notes 2 and 4 of the interim consolidated financial statements.

## Income and Other Taxes

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
|---|---|---|---|---|
| (thousands) | **2004** | 2003 | **2004** | 2000 |
| Future income tax (recovery) | **$ (578)** | $ (1,420) | **$ (1,832)** | $ (300) |
| Current and large corporations tax | **375** | 237 | **665** | 492 |
| Income and other taxes | **$ (203)** | $ (1,183) | **$ (1,167)** | $ 192 |

For the second quarter of 2004, a future income tax recovery of $0.6 million was included in income compared to a future income tax recovery of $1.2 million for the first quarter of 2004. The recovery of future income tax reported in 2004 and in the second quarter of 2003 is the result of two factors. There has been a reduction of corporate income tax rates and distributions to Unitholders transfers taxable income from the Trust to individual Unitholders.

## Capital Expenditures

Capital expenditures in the second quarter of 2004 were limited to $0.9 million. These expenditures primarily relate to the completion of the winter drilling program at Tommy Lakes and the completion and tie-in of an additional well at Loon Lake.

For the six months ended June 30, 2004 total capital expenditures were $12.3 million excluding the amount recorded for asset retirement obligations. Eighty-one percent was spent for the Tommy Lakes winter program, 12 percent for development work at Loon Lake, and 7 percent in other areas. As with 2003, the majority of our 2004 capital program is conducted at Tommy Lakes which is only accessible during the winter months.

For the six months ended June 30, 2004 total expenditures on acquisitions were $109.9 million, excluding the associated amounts recorded for asset retirement obligations and future income tax. Acquisition expenditures for 2004 principally relate to the Tommy Lakes acquisition.

Capital expenditures for the remainder of 2004 will concentrate on further development at the Pouce Coupe, Sylvan Lake and Loon Lake properties in Alberta, and the development program for Tommy Lakes next winter.

## Liquidity and Capital Resources

As at June 30, 2004 Focus has working capital of $1.9 million compared with working capital deficit of $3.3 million at December 31, 2003. The change in working capital is due to the completion of the winter development program which created a large balance in accounts payable and accrued liabilities at December 31, 2003.

Long-term debt at June 30, 2004 was $62.6 million compared with $21.3 million at December 31, 2003. The increase in long-term debt results from the acquisition on April 1, 2004. Focus had a $100 million revolving syndicated credit facility among four financial institutions and a $10 million operating facility at June 30, 2004. The credit facility revolves until May 26, 2005.

Long-term debt less working capital changed from net debt of $24.6 million at December 31, 2003 to $60.7 million at June 30, 2004. This change of $36.1 million during this period primarily resulted from the following factors.

- The acquisition on April 1, 2004 for approximately $110 million was financed with the issuance of Trust Units for net proceeds of $70.4 million and $39.6 million from bank credit facilities.
- During the first six months of 2004, funds flow from operations was $44.4 million, with $27 million paid for distributions to Unitholders, $12.3 million for capital expenditures, $0.4 million for the reclamation fund and $4.7 million as debt repayment.

Focus plans to finance its program for development drilling and enhancement of production through a combination of investing approximately 25% of funds flow and debt. Capital expenditures, including acquisitions, above this level will be financed through a combination of cash flow, debt and equity by issuing Units from treasury.

| **Capitalization Table** ($thousands except per unit amounts) | **June 30, 2004** | December 31, 2003 |
|---|---|---|
| Long term debt | **62,614** | 21,337 |
| Less: Working capital deficiency (working capital) | **(1,924)** | 3,304 |
| Net debt (working capital) | **(60,690)** | 24,641 |
| Units outstanding and issuable for Exchangeable Shares | **37,016** | 31,822 |
| Market price | **$ 15.50** | $ 15.00 |
| Market capitalization | **573,748** | 477,330 |
| Total capitalization | **634,438** | 501,971 |
| Net debt as a percentage of total capitalization | **9.6%** | 4.9% |
| Annualized funds flow (i) | **89,043** | 65,808 |
| Net debt to funds flow (i) | **0.7** | 0.4 |

(i) June 30, 2004 is based on the funds flow of the Trust for the 182-day period.

2004 Cash Distributions

| Ex-Distribution Date | Record Date | Distribution Payment Date | Distribution per Unit |
|---|---|---|---|
| January 28, 2004 | January 31, 2004 | February 16, 2004 | $ 0.14 |
| February 25, 2004 | February 28, 2004 | March 15, 2004 | $ 0.14 |
| March 29, 2004 | March 31, 2004 | April 15, 2004 | $ 0.14 |
| April 28, 2004 | April 30, 2004 | May 17, 2004 | $ 0.15 |
| May 27, 2004 | May 31, 2004 | June 15, 2004 | $ 0.15 |
| June 28, 2004 | June 30, 2004 | July 15, 2004 | $ 0.15 |
| July 28, 2004 | July 31, 2004 | August 16, 2004 | $ 0.15 |
| August 27, 2004 | August 31, 2004 | September 15, 2004 | $ 0.15(*) |
| September 28, 2004 | September 30, 2004 | October 15, 2004 | $ 0.15(*) |

(*) estimated

Focus distributed $0.87 per Unit with respect of January to June 2004 production. On July 14th, 2004 Focus announced a distribution policy to continue monthly distributions at $0.15 per Unit for the third quarter of 2004. Cash distributions of the Trust are essentially taxed to the Unitholders as ordinary income.

The Exchangeable Shares of FET Resources Ltd. are convertible into Trust Units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the Trust Units. Cash distributions are not paid on the Exchangeable Shares and the cash flow related to the Exchangeable Shares is retained by the Trust for reduction of debt or for additional capital expenditures.

| **Payout Ratio** For the Three Months Ended June 30, 2004 | **Three Months Ended June 30, 2004** | Six Months Ended June 30, 2004 |
|---|---|---|
| Funds flow from operations (thousands) | **$ 25,961** | $ 44,400 |
| Funds flow from operations per Unit (weighted average Total Trust Units, including Exchangeable Shares converted at the average exchange ratio) | **$ 0.70** | $ 1.28 |
| Distributions per Unit | **$ 0.45** | $ 0.87 |
| Payout ratio - per Unit basis | **64%** | 68% |
| Cash distributions paid to Unitholders; Exchangeable Shares do not receive cash distributions (thousands) | **$ 15,008** | $ 26,999 |
| Payout ratio - dollar basis | **57%** | 61% |

## Contractual Obligations and Commitments

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

During the second quarter of 2004 the Trust has entered into the following contractual obligations and commitments in addition to those set out in the Interim Report of March 31, 2004:

- An increase in transportation and processing obligations of $5.5 million for the natural gas production in British Columbia. The increase in principally in the timeframe of 2009 and thereafter.

- An increase in estimated asset retirement obligations of $0.9 million associated with the acquisition of additional interests at Tommy Lakes, as described in Note 3 of the unaudited interim financial statements. The increase is principally in the timeframe of 2009 and thereafter.

## Off Balance Sheet Arrangements

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or general and administrative expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as at June 30, 2004.

Focus has not entered into any guarantee or off balance sheet arrangements other than in the normal course of operations.

## Critical Accounting Estimates

Focus' financial and operating results incorporate certain estimates including:

1. estimated revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and expenses have not yet been received;
2. estimated capital expenditures on projects that are in progress;
3. estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future, estimated future salvage values, and estimated future capital costs;
4. estimated fair values of derivative contracts and physical sales contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates; and
5. estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures.

The Trust has hired individuals and consultants who have the skill sets to make such estimates and ensures that the individuals and departments with the most knowledge of an activity are responsible for the estimates. Past estimates are reviewed and compared to actual results in order to make more informed decisions on future estimates. The management team's mandate includes ongoing development of procedures, standards and systems to allow the Trust to make the best estimates possible.

## Assessment of Business Risks

Refer to the "Assessment of Business Risks" section of the Trust's 2003 Annual Report MD&A for a detailed assessment.

## Outlook

Refer to the "Outlook" section of the Trust's 2003 Annual Report MD&A for a detailed description. Focus is substantially on track to meet the expectations set out at that time.

## Summary of Quarterly Results

The following table provides a summary of results for each of the last eight quarters. Significant factors and trends which have impacted these results include:

- Revenue and royalties are directly related to fluctuations in the underlying commodity prices and the extent to which price protection has been achieved through financial hedges and forward physical sales contracts.
- Focus operates the majority of its capital programs during the winter season. As such, the majority of the capital expenditures and associated overhead recoveries occur in the winter months. The winter drilling programs have resulted in increased production, which is strongest in the second quarter due to the initial flush production from the new wells.
- Our main natural gas properties are in winter-only access areas of British Columbia, and production expenses per BOE are the highest in the first and fourth quarters when these properties are accessible for maintenance and the restocking of supplies. The weighting of production towards natural gas has increased, and natural gas production generally has lower production expenses on a per BOE basis.
- Focus has completed major acquisitions at Loon Lake in June 2003 and Tommy Lakes in April 2004. With each of the major acquisitions there has been the issuance of equity from treasury and use of existing bank credit facilities.
- Focus was created in August 2002 and has continually been developing its organization with the addition of professional and technical staff.

Summary of Quarterly Results

| (thousands of dollars, except as indicated) | 2004 Q2 | 2004 Q1 | 2003 Q4 | 2003 Q3 | 2003 Q2 | 2003 Q1 | 2002 Q4 | 2002 Q3[(1)] |
|---|---|---|---|---|---|---|---|---|
| **FINANCIAL** | | | | | | | | |
| Oil and gas revenues, before royalties | 39,653 | 28,735 | 26,732 | 26,740 | 29,863 | 28,498 | 24,423 | 8,908 |
| Funds flow from operations | 25,961 | 18,438 | 17,129 | 15,200 | 16,764 | 16,715 | 14,184 | 4,818 |
| Per unit - basic | $ 0.70 | $ 0.57 | $ 0.54 | $ 0.48 | $ 0.57 | $ 0.57 | $ 0.49 | $ 0.17 |
| Cash distributions per Trust Unit | $ 0.45 | $ 0.42 | $ 0.42 | $ 0.42 | $ 0.42 | $ 0.41 | $ 0.33 | $ 0.11 |
| Net income | 17,286 | 13,346 | 10,456 | 10,608 | 12,449 | 7,960 | 8,738 | 1,422 |
| Per unit - basic | $ 0.47 | $ 0.41 | $ 0.33 | $ 0.34 | $ 0.42 | $ 0.27 | $ 0.30 | $ 0.05 |
| Capital expenditures | 857 | 11,445 | 4,750 | 2,796 | 50 | 9,214 | 3,666 | 481 |
| Acquisition expenditures, net | 109,945 | (15) | 142 | 13 | 20,062 | – | 605 | – |
| Long-term debt plus working capital | 60,690 | (39,893) | 23,611 | 23,650 | 27,545 | 38,767 | 36,534 | 38,076 |
| Total Units - outstanding (000's) | 37,016 | 36,923 | 31,822 | 31,667 | 31,493 | 29,180 | 28,966 | 28,736 |
| **OPERATIONS** | | | | | | | | |
| Average daily production | | | | | | | | |
| Crude oil (bbls/d) | 2,027 | 2,122 | 2,278 | 2,336 | 2,361 | 2,444 | 2,469 | 2,608 |
| NGLs (bbls/d) | 703 | 472 | 460 | 508 | 501 | 471 | 464 | 441 |
| Natural gas (mcf/d) | 50,913 | 31,902 | 32,476 | 33,593 | 36,815 | 34,158 | 32,911 | 26,101 |
| BOE (BOE/d @ 6:1) | 11,215 | 7,911 | 8,151 | 8,443 | 8,997 | 8,608 | 8,419 | 7,400 |

(1) Only includes operations of Focus Energy Trust which commenced operations on August 23, 2002.

# Consolidated Balance Sheets

| | June 30, 2004 (unaudited) | December 31, 2002 (Restated - Note 2) |
|---|---|---|
| **ASSETS** | | |
| **Current assets** | | |
| Cash and cash equivalents | $ 35,712 | $ – |
| Accounts receivable | 19,404,369 | 20,043,512 |
| Prepaid expenses and deposits | 1,467,004 | 1,092,559 |
| | 20,907,085 | 21,136,071 |
| **Petroleum and natural gas properties and equipment** | 284,208,544 | 174,974,307 |
| **Reclamation fund** | 1,421,729 | 1,030,000 |
| | $ 306,537,358 | $ 197,140,378 |
| **LIABILITIES** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | $ 13,855,028 | $ 20,515,765 |
| Cash distributions payable | 5,128,441 | 3,924,783 |
| | 18,983,469 | 24,440,548 |
| **Long-term debt [note 5]** | 62,613,563 | 21,336,532 |
| **Asset retirement obligation [note 4]** | 8,718,432 | 7,442,069 |
| **Future income taxes** | 40,486,424 | 41,686,533 |
| | 130,801,888 | 94,905,682 |
| **UNITHOLDERS' EQUITY** | | |
| Unitholders' capital [note 6] | 135,542,646 | 63,267,421 |
| Exchangeable shares [note 6] | 3,860,557 | 5,160,995 |
| Contributed surplus[note 7] | 342,461 | 245,524 |
| Accumulated income | 116,293,054 | 85,661,322 |
| Accumulated cash distributions | (80,303,248) | (52,100,566) |
| | 175,735,470 | 102,234,696 |
| Subsequent event [note 11] | | |
| | $ 306,537,358 | $ 197,140,378 |

*See Notes to Consolidated Financial Statements*

Approval on behalf of the Board:

STUART G. CLARK
Director

GERALD A. ROMANZIN
Director

# Consolidated Statements of Income and Accumulated Income
(unaudited)

| | Three months ended June 30, | | Six months ended June 30, | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | | (Restated - Note 2) | | (Restated - Note 2) |
| **Revenue** | | | | |
| Production revenue | **$ 39,653,177** | $ 29,863,058 | **$ 68,387,981** | $ 58,360,672 |
| Royalties | **(9,769,924)** | (7,991,305) | **(17,223,754)** | (17,603,135) |
| Alberta Royalty Tax Credit | **125,346** | 91,403 | **237,248** | 163,820 |
| Facility income | **706,552** | 621,853 | **1,607,904** | 1,476,378 |
| Interest income | **32,554** | 2,417 | **71,518** | 44,291 |
| | **30,747,705** | 22,587,426 | **53,080,897** | 42,442,026 |
| **Expenses** | | | | |
| Production | **2,573,534** | 2,489,116 | **5,293,461** | 5,089,593 |
| Technical Services Agreement | **–** | 1,050,000 | **–** | 2,100,000 |
| General and administrative | **1,541,790** | 882,458 | **2,429,605** | 1,292,175 |
| Interest and financing | **702,266** | 468,562 | **988,033** | 864,749 |
| Depletion and depreciation | **8,684,873** | 6,429,166 | **14,610,593** | 12,494,752 |
| Accretion of asset retirement obligation | **162,768** | 105,019 | **294,837** | 210,039 |
| | **13,665,231** | 11,424,321 | **23,616,529** | 22,051,308 |
| **Income before income and other taxes** | **17,082,474** | 11,163,106 | **29,464,368** | 20,390,719 |
| **Income and other taxes** | | | | |
| Future income tax expense (reduction) | **(578,000)** | (1,420,065) | **(1,832,000)** | (299,962) |
| Current and large corporations tax | **374,889** | 236,867 | **(664,636)** | 492,195 |
| | **(203,111)** | (1,183,198) | **1,167,364** | 192,233 |
| **Net income for the period** | **17,285,585** | 12,346,304 | **30,631,732** | 20,198,486 |
| **Accumulated income, beginning of period** | | | | |
| As previously reported | **99,007,469** | 44,215,320 | **85,820,667** | 44,348,355 |
| Retroactive adjustment for changes in accounting policies | | | **(159,345)** | (133,035) |
| As restated | | | **85,661,322** | 44,215,320 |
| **Accumulated income, end of period** | **$ 116,293,054** | $ 56,561,624 | **$ 116,293,054** | $ 64,413,806 |
| **Net income per Unit** [note 10] | | | | |
| Basic and diluted | **$ 0.47** | $ 0.42 | **$ 0.88** | $ 0.69 |

# Consolidated Statements of Cash Flows
(unaudited)

| | Three months ended June 30, | | Six months ended June 30, | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | | (Restated - Note 2) | | (Restated - Note 2) |
| **Operating activities** | | | | |
| Net income for the period | **$ 17,285,585** | $ 12,346,304 | **$ 30,631,732** | $ 20,198,486 |
| Add non-cash items: | | | | |
| Non-cash general and administrative expenses | **405,883** | 250,303 | **694,405** | 486,130 |
| Unrealized loss on commodity contract | **–** | (946,576) | **–** | 385,562 |
| Depletion and depreciation | **8,684,873** | 6,429,166 | **14,610,593** | 12,494,752 |
| Accretion on asset retirement obligation | **162,768** | 105,019 | **294,837** | 210,039 |
| Future income tax expense | **(578,000)** | (1,420,065) | **(1,832,000)** | (299,962) |
| **Funds flow from operations** | **25,961,109** | 16,764,150 | **44,399,567** | 33,475,006 |
| Net change in non-cash working capital items | **(287,626)** | (9,524,549) | **(7,523,899)** | 580,768 |
| | **25,673,483** | 7,239,601 | **36,875,668** | 34,055,774 |
| **Financing activities** | | | | |
| Proceeds from issue of Trust Units (net of costs) | **–** | 23,839,500 | **70,400,000** | 23,839,500 |
| Proceeds from exercise of unit appreciation rights | **–** | – | **84,650** | – |
| Increase (decrease) in long term debt | **62,613,563** | 4,750,000 | **41,277,031** | (17,801,000) |
| Cash distributions | **(15,008,039)** | (9,801,911) | **(26,999,024)** | (18,591,009) |
| | **47,605,524** | 18,787,589 | **84,762,657** | (12,552,509) |
| **Investing activities** | | | | |
| Capital asset expenditures | **(856,899)** | (49,779) | **(12,302,274)** | (9,263,788) |
| Acquisition expenditures | **(98,944,599)** | (22,020,187) | **(109,929,139)** | (22,020,187) |
| Proceeds on disposal of capital assets | **–** | 1,958,669 | **–** | 1,958,669 |
| Reclamation fund contributions | **(381,092)** | (1,000) | **(391,729)** | (201,000) |
| Net change in non-cash working capital items | **(1,090,066)** | (858,966) | **1,020,529** | (1,619,589) |
| | **(101,272,656)** | (20,971,263) | **(121,602,613)** | (31,145,895) |
| **Increase in cash and cash equivalents during the period** | **(27,993,649)** | 5,055,927 | **35,712** | (9,642,630) |
| Cash and cash equivalents, beginning of period | **28,029,361** | 6,477 | **–** | 14,705,034 |
| **Cash and cash equivalents, end of period** | **$ 35,712** | $ 5,062,404 | **$ 35,712** | $ 5,062,404 |

# Notes to Consolidated Financial Statements
# June 30, 2004 and 2003 (unaudited)

## 1. SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements of Focus Energy Trust include the accounts of Focus Energy Trust (the "Trust"), its wholly-owned subsidiaries FET Resources Ltd. (the "Company") and FET Gas Production Ltd. and Focus B.C. Trust, and its share of two partnerships.

These interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). Other than the changes in accounting policy described below, these interim financial statements follow the same accounting policies as described on pages 45 to 55 of the Trust's 2003 Annual Report. The note disclosure requirements for annual financial statements provide additional disclosure that is not required for interim financial statements. Accordingly, these interim financial statements should be read in conjunction with the financial statements included in the 2003 Annual Report.

## 2. CHANGES IN ACCOUNTING POLICIES

### a) Petroleum and Natural Gas Properties and Equipment

Petroleum and natural gas assets are evaluated in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre. Effective January 1, 2004, the Trust adopted the new accounting standard relating to full cost accounting. The adoption of this new policy on January 1, 2004 resulted in no write-down to the carrying value of petroleum and natural gas assets.

The new guideline impacts the cost impairment test or ceiling test. The cost impairment test is a two stage test. The first stage of the test determines if the cost pool has been impaired. Impairment occurs when the carrying amount of an asset is not recoverable and exceeds its fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows from proved reserves plus unproved costs using management's best estimate of future prices. The second stage of the test involves measurement of the impairment. The impairment is measured as the amount by which the carrying amount of capitalized assets exceeds the future discounted cash flows from proved plus probable reserves. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

Prior to January 1, 2004 the ceiling test amount was the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved properties and the cost of major development projects less estimated future costs for administration, financing, site restoration and income taxes. The cash flows were estimated using period-end prices and costs.

The impairment test was calculated using the consultant's average prices at January 1 for the years 2004 to 2008 as follows:

| Consultants' Price Forecasts | 2004 | 2005 | 2006 | 2007 | 2008 |
|---|---|---|---|---|---|
| Crude Oil - WTI ($U.S. / bbl) | $ 30.00 | $ 27.50 | $ 25.50 | $ 25.00 | $ 25.50 |
| Natural Gas AECO ($CDN / MMBTU) | $ 6.00 | $ 5.31 | $ 4.83 | $ 4.87 | $ 4.92 |

### b) Asset Retirement Obligation

The Trust has adopted the asset retirement obligation method of recording the future cost associated with removal, site restoration and asset retirement costs. The fair value of the liability for the Trust's asset retirement obligation is recorded in the period in which it is incurred, discounted to its present value using the Trust's credit adjusted risk-free interest rate and the corresponding amount recognized by increasing the carrying amount of property, plant and equipment. The asset recorded is depleted on a unit of production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period.

Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

Previously, the Trust recognized a provision for estimated future removal and site restoration costs calculated on the unit-of-production method over the remaining proved reserves.

The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

| Balance Sheets | December 31, 2003 | December 31, 2002 |
|---|---|---|
| Petroleum and natural gas properties and equipment increased for historic asset retirement costs | $ 4,069,393 | $ 3,693,241 |
| Record new asset retirement obligation | $ 7,442,069 | $ 6,001,112 |
| Reverse historic provision for future site restoration | (3,083,021) | (2,082,388) |
| Adjust future income taxes | (130,310) | (92,448) |
| Adjust accumulated income | (159,345) | (133,035) |
| Increase in Liabilities and Unitholders' Equity | $ 4,069,393 | $ 3,693,241 |

| Statements of Income | Three-month period ended June 30, 2004 | Six-month period ended June 30, 2004 | Year-ended Dec. 31, 2003 |
|---|---|---|---|
| Accretion expense | $ (162,768) | $ (294,837) | $ (420,078) |
| Depletion and depreciation on asset retirement costs | (156,979) | (190,313) | (644,727) |
| Less: Amortization of estimated future removal and site restoration liability under previous policy | 683,805 | 1,166,129 | 1,000,633 |
| Net income impact of new policy, before tax | $ 364,058 | $ 680,979 | $ (64,172) |
| Basic and diluted net earnings per share before tax | $ 0.01 | $ 0.02 | $ (0.00) |

**c) Financial Derivatives**

Effective January 1, 2004 the Trust has implemented the new accounting guideline relating to Hedging Relationships. The new policy addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes the conditions for applying or discontinuing hedge accounting. Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to continue accrual hedge accounting.

The hedges in effect at December 31, 2003 and June 30, 2004 met the criteria of effective hedges.

## 3. ACQUISITION

On April 1, 2004 the Trust acquired the Tommy Lakes Partnership, which owns interests in the natural gas producing area of Tommy Lakes, B.C. The Tommy Lakes Partnership is owned 99% by Focus B.C. Trust and 1% by FET Resources Ltd., both of which are wholly owned subsidiaries of Focus Energy Trust. This acquisition was accounted for using the purchase method, with results of operations included from the date of acquisition. The purchase price recorded of $111,581,554 includes $877,109 for asset retirement obligations and $631,891 for future income taxes. The future income tax recorded for this transaction only relates to the 1% ownership by FET Resources Ltd., and no future income tax has been recorded with respect to the interest owned by Focus B.C. Trust.

## 4. ASSET RETIREMENT OBLIGATION

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $23.8 million which will be incurred between 2004 and 2019. The majority of the costs will be incurred after 2015. A credit-adjusted risk-free rate of 7 percent and an inflation rate of 1.5 percent were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below:

| | June 30, 2004 | December 31, 2003 |
|---|---|---|
| Balance, beginning of period | $ 7,442,069 | $ 6,001,112 |
| Accretion expense | 294,837 | 420,078 |
| Liabilities incurred | 981,526 | 1,041,430 |
| Liabilities disposed | | (20,551) |
| Balance, end of period | $ 8,718,432 | $ 7,442,069 |

## 5. LONG-TERM DEBT

As at June 30, 2004 the Trust had a $100 million revolving syndicated credit facility among four financial institutions with an extendible 364-day revolving period and a one-year amortization period. In addition, the Trust had a $10 million demand operating line of credit. The credit facilities are secured by a floating charge debenture covering all of the assets of the Trust and a general security agreement.

Advances bear interest at the bank's prime rate, bankers' acceptance rates plus stamping fees, or U.S. libor rates plus applicable margins depending on the form of borrowing by the Trust. Stamping fees and margins vary from zero percent to 1.50 percent dependent upon financial statement ratios and type of borrowing.

The credit facility will revolve until May 26, 2005, whereupon it may be renewed for a further 364-day term subject to review by the lenders. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of 5 percent and the remaining 85 percent at the end of the term.

## 6. UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

An unlimited number of Trust Units may be issued pursuant to the Trust Indenture. Each Trust Unit entitles the holder to one vote at any meeting of the Unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets in the event of termination or winding up of the Trust. The Trust Units are redeemable at the option of the Unitholder up to a maximum of $250,000 per annum. This limitation may be waived at the discretion of the Trust.

| **Trust Units of Focus Energy Trust (including conversion of Exchangeable Shares)** | Number of Units | | Consideration | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Trust Units outstanding (see (a) below) | 34,189,604 | 26,017,434 | $ 135,634,508 | $60,266,571 |
| Trust Units issuable on conversion of Exchangeable Shares (i) (see (b) below) | 2,826,596 | 5,475,080 | 3,768,695 | 8,136,636 |
| Balance as at June 30 | 37,016,200 | 31,492,514 | $ 139,403,203 | $68,303,207 |

i. The exchange ratio at June 30, 2004 was 1.22534 (June 30, 2003 - 1.10420) Trust Units for each Exchangeable Share.

**(a) Trust Units of Focus Energy Trust**

| | Number of Units | | Consideration | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Balance as at January 1 | 28,034,233 | 22,804,905 | $ 63,267,421 | $ 33,908,902 |
| Issued on conversion of Exchangeable Shares (i) | 1,111,684 | 1,071,214 | 1,392,300 | 1,491,743 |
| Issued pursuant to the Executive Bonus Plan (ii) | 33,687 | 41,315 | 490,137 | 445,969 |
| Issued for cash (iii) | | 2,100,000 | | 25,410,000 |
| Issued for cash (iv) | 5,000,000 | | 74,500,000 | |
| Trust Unit Issue Expenses | | | (4,100,000) | (990,043) |
| Exercise of Unit Appreciation Rights | 10,000 | | 84,650 | – |
| Balance as at June 30 | 34,189,604 | 26,017,434 | $ 135,634,508 | $ 60,266,571 |

i. Issued on conversion of Exchangeable Shares to Trust Units with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged
ii. Pursuant to the Executive Bonus Plan, 50% of all amounts due under such plan are payable through the issuance of Trust Units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates
iii. Issued for cash June 25, 2003 pursuant to a Short Form Prospectus dated June 17, 2003
iv. Issued for cash March 23, 2004 pursuant to a Short Form Prospectus dated March 15, 2004

**(b) Exchangeable Shares of FET Resources Ltd.**

| | Number of Shares | | Consideration | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Balance as at January 1 | 3,245,650 | 5,694,335 | $ 5,160,995 | $ 9,628,379 |
| Exchanged for Trust Units(i) | (938,865) | (1,005,922) | (1,392,300) | (1,491,743) |
| Balance as at June 30 | 2,306,785 | 4,958,413 | $ 3,768,695 | $ 8,136,636 |

i. Cancellation on conversion to Trust Units with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged

The Exchangeable shares of FET Resources Ltd. are convertible at any time into Trust Units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the Trust Units divided by the ten day weighted average Unit price preceding the record date. During the period of January 1 to June 30, 2004, a total of 938,865 Exchangeable Shares were converted into 1,111,684 Trust Units at exchange ratios prevailing at the time. At June 30, 2004, the exchange ratio was 1.22534 Trust Units for each Exchangeable Share. Cash distributions are not paid on the Exchangeable Shares. On the tenth anniversary of the issuance of the Exchangeable Shares, subject to extension of such date by the Board of Directors of the Company, the Exchangeable Shares will be redeemed for Trust Units at a price equal to the value of that number of Trust Units based on the exchange ratio as at the last business day prior to the redemption date. The Exchangeable Shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

## 7. TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to 1,500,000 rights. To June 30, 2004 a total of 30,500 Units had been issued under the Plan, and 1,469,500 Units are reserved for issuance under the Plan.

The initial exercise price of rights granted under the Plan is equal to the weighted average of the closing price of the Trust Units on the immediately preceding five trading days. The exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per Unit basis, made by the Trust after the grant date which represents a return of more than 0.833% of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. The rights have a life of five years and vest equally over a four-year period commencing on the first anniversary of the grant.

| | Number of Rights | Weighted Average Exercise Price |
|---|---|---|
| Balance as at January 1, 2004 | 665,500 | $ 9.74 |
| Granted | 153,000 | 14.93 |
| Exercised | (10,000) | 8.47 |
| Before reduction of exercise price | 808,500 | 10.74 |
| Reduction of exercise price | – | (0.81) |
| Balance as at June 30, 2004 | 808,500 | $ 9.93 |

- The average exercise price at the grant date is $11.81.
- The average contractual life of the rights outstanding is 3.85 years.
- The number of rights exercisable at June 30, 2004 is 61,000.

The Trust prospectively adopted the fair value method in 2003 for rights granted subsequent to January 1, 2003. The fair value of rights is estimated using a modified Black Scholes option pricing model.

The Trust has recorded non-cash compensation expense and contributed surplus of $96,937 for the six months ended June 30, 2004. The Trust recorded non-cash compensation expense and contributed surplus of $245,524 for the year ended December 31, 2003. Adoption of the new accounting policy requires retroactive restatement of prior periods, and accordingly, the net income for the six months ended June 30, 2003 has been restated to include general and administrative expenses of $12,848.

## 8. FINANCIAL INSTRUMENTS

The following financial contracts were outstanding at the date of writing. The fair market value of the contracts outstanding at June 30, 2004, which have no book value, was a cost of $2,981,972.

| **Financial Contracts** | Daily Quantity | Contract Price | Price Index | Term |
|---|---|---|---|---|
| Crude oil - fixed price | | | | |
| | 500 bbls | $ 41.80 Cdn | WTI | September 2003 - August 2004 |
| | 900 bbls | $ 35.63 Cdn | WTI | September 2003 - December 2004 |
| | 500 bbls | $ 43.49 Cdn | WTI | September 2004 - December 2004 |
| | 400 bbls | $ 49.61 Cdn | WTI | January 2005 - December 2005 |
| | 400 bbls | $ 49.40 Cdn | WTI | January 2005 - December 2005 * |

*Contract entered into subsequent to June 30, 2004

## 9. PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at the date of writing. The fair market value of these contracts at June 30, 2004, which have no book value, was a cost of $3,504,311.

| Physical Contracts | Daily Quantity | Contract Price | Delivery Point | Term |
|---|---|---|---|---|
| Natural gas – fixed price | | | | |
| | 5,000 GJ | $ 6.11 Cdn | Stn.2, B.C. | November 2003 - October 2004 |
| | 6,000 GJ | $ 5.20 Cdn | Stn.2, B.C. | April 2004 - October 2004 |
| | 7,000 GJ | $ 5.13 Cdn | Stn.2, B.C. | April 2004 - October 2004 |
| | 6,000 GJ | $ 5.68 Cdn | Stn.2, B.C. | April 2004-October 2004 (excl. Aug.) |
| | 5,000 GJ | $ 6.47 Cdn | Stn.2, B.C. | November 2004 - March 2005 |
| | 4,000 GJ | $ 6.23 Cdn | Stn.2, B.C. | May 2004 - October 2004 |
| | 5,000 GJ | $ 6.86 Cdn | Stn.2, B.C. | November 2004 - March 2005 |
| | 6,000 GJ | $ 7.71 Cdn | Stn.2, B.C. | November 2004 - March 2005 |
| | 5,275 GJ | $ 7.00 Cdn | Sumas, B.C. | November 2004 - October 2005* |

* Contract entered into subsequent to June 30, 2004

## 10. PER UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per Unit calculations are based on the weighted average number of Trust Units. Diluted calculations include additional Trust Units for the dilutive impact of rights outstanding pursuant to the Rights Plan.

Basic per Unit calculations for the six month period ending June 30 are based on the weighted average number of Trust Units outstanding in 2004 of 34,682,982 (2003 of 29,282,784) which includes outstanding Exchangeable Shares converted at the average exchange ratio.

Basic per Unit calculations for the three month period ending June 30 are based on the weighted average number of Trust Units outstanding in 2004 of 36,980,272 (2003 of 29,457,912) which includes outstanding Exchangeable Shares converted at the average exchange ratio.

Diluted calculations include additional Trust Units for the dilutive impact of the Rights Plan in 2004 of 251,808 for the quarter ended June 30, 2004 (2003 of 95,169) and 272,622 for the six months ended June 30, 2004 (2003 of 76,069). There were no adjustments to net income in calculating dilutive per Unit amounts.

Supplementary cash flow information for the six months ended June 30:

| | 2004 | 2003 |
|---|---|---|
| Interest paid | $ 883,036 | $ 399,370 |
| Interest received | 95,645 | 42,716 |
| Taxes paid | 547,984 | 623,315 |
| Cash distributions paid | $ 26,999,024 | $ 18,591,009 |

# Corporate Information

## HEAD OFFICE

Suite 3250, 205 – 5th Avenue S.W.
Calgary, Alberta, Canada T2P 2V7
Tel: (403) 781-8409
Fax: (403) 781-8408
www.focusenergytrust.com

## SENIOR MANAGEMENT

Derek W. Evans
*President and C.E.O.*

William D. Ostlund
*Vice President, Finance and C.F.O.*

Dennis M. Lawrence
*Vice President, Engineering*

Bryce H. Murdoch
*Vice President, Geology*

Al S. Pickering
*Vice President, Land*

David W. Sakal
*Vice President, Operations*

A. Kim Schoenroth
*Controller*

Grant A. Zawalsky
*Corporate Secretary*

## DIRECTORS

Matthew J. Brister (3) (4) (5)
John A. Brussa (3)
Stuart G. Clark (1) (2)
Derek W. Evans
James H.McKelvie (2) (3)
Gerry A. Romanzin (2) (4) (5)

(1) Chairman of the Board
(2) Member of the Audit Committee
(3) Member of the Compensation Committee
(4) Member of the Reserves Committee
(5) Member of the Corporate Governance Committee

## STOCK EXCHANGE LISTING

TSX Listings:
Focus Energy Trust: **FET.UN**

FET Resources Ltd.: **FTX**
(Exchangeable Shares)

## SOLICITORS

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

## AUDITORS

KPMG LLP
Calgary, Alberta

## BANKERS

Bank Syndicate
Lead Agent: Royal Bank of Canada
Calgary, Alberta

## ENGINEERING CONSULTANTS

Paddock Lindstrom & Associates Ltd.
Calgary, Alberta

McDaniel and Associates Consultants Ltd.
Calgary, Alberta

## REGISTRAR & TRANSFER AGENT

Valiant Trust Company
Calgary, Alberta

## FOR FURTHER INFORMATION CONTACT:

Derek W. Evans
*President and Chief Executive Officer*
Tel: (403) 781-8405

William D. Ostlund
*Vice President, Finance and Chief Financial Officer*
Tel: (403) 781-8406

82-34761

**FORM 52-109FT2**

***CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD***

I, DEREK W. EVANS, President and Chief Executive Officer of FET Resources Ltd., the administrator of Focus Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Focus Energy Trust, (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 12, 2004

**Derek W. Evans**
**President and Chief Executive Officer**

**FORM 52-109FT2**

***CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD***

I, WILLIAM D. OSTLUND, Vice President, Finance and Chief Financial Officer of FET Resources Ltd., the administrator of Focus Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Focus Energy Trust, (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 12, 2004

**William D. Ostlund**
**Vice President, Finance and Chief Financial Officer**

FOCUS ENERGY TRUST

**For Immediate Release**

**Focus Energy Trust - FET.UN –TSX**
**FET Resources Ltd. - FTX --TSX**

**FET RESOURCES LTD. / FOCUS ENERGY TRUST ANNOUNCES THE INCREASE TO THE FET EXCHANGEABLE SHARE EXCHANGE RATIO EFFECTIVE SEPTEMBER 15, 2004**

**Calgary, September 1, 2004** — FET Resources Ltd. along with Focus Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of FET Resources Ltd. from 1.24456 to 1.25387. Such increase will be effective on September 15, 2004.

The following are the details on the calculation of the Exchange Ratio:

| Record Date of Focus Energy Trust Distribution | Opening Exchange Ratio | Focus Energy Trust Distribution per Unit | 10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month) | Increase in Exchange Ratio ** | Effective Date of the Increase in Exchange Ratio | Exchange Ratio as of Effective Date |
|---|---|---|---|---|---|---|
| August 31, 2004 | 1.24456 | $0.15 | $16.1161 | 0.00931 | September 15, 2004 | 1.25387 |

** The increase in the Exchange ratio is calculated by dividing the Focus Energy Trust Distribution per Unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 510, 550 – 6th Avenue SW, Calgary, Alberta, T2P 0S2, their telephone number is (403) 233-2801.

For further information please contact:

**Focus Energy Trust**
**FET Resources Ltd.**

Derek Evans, President or
Bill Ostlund, Chief Financial Officer
at 403-781-8409.

82-34761

FOCUS ENERGY TRUST

**NEWS RELEASE**

**FOCUS ENERGY TRUST ANNOUNCES $18.5 MILLION**

**ACQUISITION OF SHALLOW GAS PROPERTIES**

**Calgary, September 1, 2004** — Focus Energy Trust ("Focus") (FET.UN — TSX and FTX — TSX) is pleased to announce that it has acquired a private company with gas assets in South Eastern Alberta for $18.5 million before closing adjustments. The acquisition will be financed with debt drawn from Focus' existing credit facilities.

The private company being acquired had average production of approximately 1.7 mmcf per day (283 BOE/d) in June of 2004. Production is 100% operated with an average working interest of 85%. Total proved and probable reserves at September 1, 2004 are 10.8 bcf of natural gas (1.8 million barrels of oil equivalent). Proven reserves represent 83% of total proven and probable reserves. Reserves are based on the Trust's internal evaluation which was prepared in accordance with National Instrument 51-101. The properties acquired include 5,760 gross acres of undeveloped land (5,760 net acres) and the associated ownership in natural gas gathering and compression facilities. This acquisition provides accretion on cash flow per unit, production per unit and proved reserves per unit. The acquisition closed and was effective September 1, 2004.

This acquisition supports Focus' strategy of continually strengthening the solid sustainable foundation of the Trust. The acquisition of this shallow gas (Second White Specs, Medicine Hat and Milk River) production provides the trust with an operating presence in one of the largest gas fairways in the Western Canadian Basin.

Focus sees significant infill and step-out drilling and facility optimization opportunities on the acquired properties. As a result, Focus is increasing its 2004 capital program by $2.8 million to undertake a 10 well development drilling and facility optimization program prior to the end of the year.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unit holders and ensuring financial strength and sustainability.

For further information, please contact:


Derek W. Evans
President and Chief Executive Officer

or

William D. Ostlund
Vice President Finance and Chief Financial Officer

Focus Energy Trust
3250, 205- 5th Avenue S.W.
Calgary, Alberta
T2P 2V7
Telephone: (403) 781-8409
Telecopier: (403) 781-8408

FOCUS ENERGY TRUST

## NEWS RELEASE

### FOCUS ENERGY TRUST CONFIRMS CASH DISTRIBUTION FOR OCTOBER 15, 2004

**Calgary, September 16, 2004**— Focus Energy Trust ("Focus") (FET.UN — TSX and FTX — TSX) confirms that the monthly cash distribution in respect of September production of Cdn. $0.15 per trust unit will be paid on October 15, 2004 to unitholders of record September 30, 2004. The ex-distribution date is September 28, 2004.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders, ensuring financial strength, and sustainability.

For further information, please contact:

Derek W. Evans
President and Chief Executive Officer

or

William D. Ostlund
Vice President Finance and Chief Financial Officer

Focus Energy Trust
3250, 205- 5th Avenue S.W.
Calgary, Alberta
T2P 2V7
Telephone: (403) 781-8409
Telecopier: (403) 781-8408